As filed with the Securities and Exchange Commission on December 16, 1996
                                                     Registration No. 333-14169
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------

                            AMENDMENT NO. 3 To
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                                ---------------
                              MASTECH CORPORATION
            (Exact name of registrant as specified in its charter)

       PENNSYLVANIA                  7371                    25-1802235
     (State or other          (Primary Standard           (I.R.S. Employer
     jurisdiction of      Industrial Classification    Identification Number)
     incorporation or            Code Number)
      organization)

                                1004 MCKEE ROAD
                               OAKDALE, PA 15071
                                (412) 787-2100
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                ---------------
            SUNIL WADHWANI, CO-CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              MASTECH CORPORATION
                                1004 MCKEE ROAD
                               OAKDALE, PA 15071
                                (412) 787-2100
             (Name and address, including zip code, and telephone
              number, including area code, of agent for service)

                                ---------------
                                  COPIES TO:
             CARL A. COHEN                       DOUGLAS R. NEWKIRK
    BUCHANAN INGERSOLL PROFESSIONAL            SACHNOFF & WEAVER, LTD.
              CORPORATION                     30 S. WACKER, 29TH FLOOR
           ONE OXFORD CENTRE                      CHICAGO, IL 60606
     301 GRANT STREET, 20TH FLOOR                  (312) 207-1000
         PITTSBURGH, PA 15219
            (412) 562-8854
                                ---------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), please check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
-------------------------------------------------------------------------------
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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED DECEMBER 16, 1996
PROSPECTUS
    , 1996

                                4,800,000 SHARES

                          [LOGO of MASTECH CORPORATION]
                                  COMMON STOCK

  Of the 4,800,000 shares of Common Stock offered hereby, 3,400,000 shares are being sold by Mastech Corporation ("Mastech" or the "Company") and 1,400,000 shares are being sold by the Selling Shareholders. See "Principal and Selling Shareholders." The Company will not receive any part of the proceeds from the sale of shares by the Selling Shareholders.

  Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price. Upon completion of this offering, directors and officers of the Company will beneficially own approximately 77.9% of and have voting power over approximately 57.2% of the Company's Common Stock.

  The Common Stock has been approved for quotation on the Nasdaq National Market upon issuance under the symbol "MAST."
                                  ----------
  SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                                  ----------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
  IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------

                             PRICE       UNDERWRITING      PROCEEDS     PROCEEDS TO
                             TO THE      DISCOUNTS AND      TO THE      THE SELLING
                             PUBLIC     COMMISSIONS (1)  COMPANY (2)    SHAREHOLDERS
------------------------------------------------------------------------------------
Per Share...............      $               $              $              $
Total (3)...............     $               $              $              $
------------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the Underwriters.
(2) Before deducting expenses, estimated at $1,000,000, which will be paid by the Company.
(3) The Selling Shareholders have granted to the Underwriters a 30-day option to purchase up to 720,000 additional shares of Common Stock at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, Proceeds to
    the Company and Proceeds to the Selling Shareholders will be $     ,
    $     , $      and $     , respectively. The Company will not receive any
    of the proceeds from the sale of shares of Common Stock by the Selling Shareholders pursuant to the Underwriters' over-allotment, if exercised. See "Underwriting" and "Principal and Selling Shareholders."

  The shares of Common Stock are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the share certificates will be made in
New York, New York, on or about         , 1996.

DONALDSON, LUFKIN & JENRETTE
     SECURITIES CORPORATION
                             COWEN & COMPANY
                                             MONTGOMERY SECURITIES
                                                                   PARKER/HUNTER
                                                                   INCORPORATED

                                  [DIAGRAMS]

Diagram on inside front cover is a graphic depiction of the chart on page 24. This chart consists of two columns which summarize industry trends and Mastech's strategies for addressing these trends.

Diagram on inside back cover depicts Company's SMART-APPS Methodologies.





  This Prospectus contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this Prospectus, the words "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors."

                           -------------------------

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                           -------------------------

  Mastech(R) and SmartAPPS(SM) are service marks of the Company. Windows(R) is a registered trademark of Microsoft Corporation. All other trademarks, service marks and trade names referred to in this Prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and the Consolidated Financial Statements and related Notes thereto appearing elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this Prospectus: (i) assumes that the Underwriters' over-allotment option is not exercised; and (ii) has been adjusted to give retroactive effect to a 72.8-for-1 split of the shares of the Company's common stock, par value $.01 per share ("Common Stock"). Unless otherwise indicated, references to the "Company" or "Mastech" include Mastech Corporation and its majority-owned subsidiaries, except that the Consolidated Financial Statements and related Notes do not include the results of Mascot Systems, an affiliate of the Company which was acquired on December 16, 1996.

                                  THE COMPANY

  Mastech Corporation ("Mastech" or the "Company") is a worldwide provider of information technology ("IT") services to large organizations. Mastech provides its clients with a single source for a broad range of applications solutions and services, including client/server design and development, conversion/migration services, Year 2000 services, Enterprise Resource Planning ("ERP") package implementation services and maintenance outsourcing. These services are provided in a variety of computing environments and use leading technologies, including client/server architectures, object-oriented programming, distributed databases and the latest networking and communications technologies. To enhance its services, Mastech has formed business alliances with leading software companies such as Baan, Oracle and Viasoft. In addition, the Company has developed its own proprietary methodologies and tools, known as SmartAPPS, that provide a complete solution set for each of its services.

  During 1996, Mastech has provided IT services to over 300 clients worldwide in a diverse range of industries. These clients include AT&T, Citibank, EDS, IBM, Intel, Oracle and Wal-Mart. The Company sets high standards for client responsiveness and project quality. A significant number of the Company's clients have selected Mastech to provide additional services. Historically, the Company has primarily provided IT professional services on a time-and-materials basis to support client-managed projects. The Company plans to generate an increasing portion of its revenues from Mastech-managed projects, international markets, offshore software development projects and fixed-price engagements.

  One of the key elements of Mastech's growth has been its ability to recruit and deploy, on short notice, experienced IT professionals on a worldwide basis. As of September 30, 1996, the Company employed 1,149 IT professionals, over 900 of whom were in the United States, with the remainder in the Far East, Canada and India. To support the Company's growth and to meet the increased demand for IT professionals, the Company has embarked on an aggressive recruiting and training strategy, designed to more than double the number of IT professionals hired.

  Mastech has demonstrated the scalability of its business model in the United States by growing its revenues from $13.5 million in 1991 to $103.7 million in 1995. The Company is now replicating this model in key international markets to meet the large and growing demand for IT services overseas and to serve its client base of large multinational corporations that need support on a global basis. In addition to offices in Pittsburgh, Washington D.C. and San Francisco, the Company maintains international offices in Toronto and Singapore and has recently opened offices in London and Tokyo. The Company also plans to open offices in Australia, South Africa and Continental Europe.

  In light of the large and growing backlog of applications development projects, the shortage of qualified IT professionals in developed countries and the rising costs of applications development and support, an increasing number of organizations are turning to offshore software development. Mastech is investing, through an affiliated company, in an extensive offshore software development infrastructure in India, including four state-of-the-art software development centers. The center in Bangalore, India has been operational for over a year and is conducting over 20 engagements for Mastech clients in the U.S. and Canada. Three additional centers are under development. The Company believes that this offshore infrastructure, with the ability to accommodate 1,500 IT professionals when complete, will represent one of the largest offshore presences in the industry.

                                  THE OFFERING

Common Stock offered by the Company...   3,400,000 shares

Common Stock offered by the Selling
Shareholders..........................   1,400,000 shares

Common Stock to be outstanding after
the offering..........................  21,600,000 shares (1)

Use of proceeds.......................  Expansion of existing operations, including the Company's international
                                        and offshore software development
                                        operations, development of new service
                                        lines and possible acquisitions of
                                        related businesses; payment of
                                        undistributed S Corporation earnings;
                                        and general corporate purposes,
                                        including working capital.

Proposed Nasdaq National Market
symbol................................  MAST
--------------------
(1) Excludes: (i) 2,160,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Incentive Plan; and (ii) up to 109,200 shares of Common Stock issuable after this offering as part of a compensation arrangement with an executive officer. See "Management--Employee Benefit Plans" and "--Employment Agreements."

                             SUMMARY FINANCIAL DATA

                                                                  NINE MONTHS ENDED
                                 YEARS ENDED DECEMBER 31,           SEPTEMBER 30,
                         ---------------------------------------- -----------------
                          1991    1992    1993    1994     1995      1995     1996
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
 Revenues............... $13,531 $20,161 $38,709 $70,050 $103,676  $76,156  $90,336
 Gross profit...........   4,999   7,314  12,573  20,032   31,160   22,448   24,564
 Income from operations
 (1)....................   1,877   2,707   2,744  11,328   18,317   13,580   10,389
 Net income (2).........   1,895   2,732   2,724  11,425   18,453   13,670   10,382
 Pro forma net income
 (3)....................   1,137   1,639   1,634   6,855   11,072    8,202    6,229
 Pro forma net income
 per share (3).......... $  0.06 $  0.09 $  0.09 $  0.38 $   0.61 $   0.45 $   0.33
 Weighted average number
  of common shares
  outstanding (4).......  18,255  18,255  18,255  18,255   18,255   18,255   18,665(5)

                                                     AS OF SEPTEMBER 30, 1996
                                                  ------------------------------
                                                      ACTUAL     AS ADJUSTED (6)
                                                          (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash............................................    $   668         $43,098
 Working capital.................................     12,436          50,166
 Total assets....................................     26,835          69,265
 Total shareholders' equity......................     13,373          51,103

--------------------
(1) Includes a charge of approximately $2.9 million in 1993 related to federal taxes on employee earnings for 1991, 1992 and 1993. See Note 6 of Notes to Consolidated Financial Statements for information concerning this charge.

(2) For all periods shown, the Company elected to be treated as an S Corporation and, as a result, the income of the Company has been taxed for federal and state purposes directly to the Company's shareholders rather than to the Company.

(3) Pro forma net income and pro forma net income per share reflect federal and state income taxes (assuming a 40% effective tax rate) as if the Company had been taxed as a C Corporation for all periods presented. See Note 10 of Notes to Consolidated Financial Statements for information concerning the computation of pro forma net income per share.

(4) Weighted average number of common shares outstanding used to calculate pro forma net income per share includes 54,600 shares, which the Company estimates will be issued as part of a compensation arrangement with an executive officer after this offering. In connection with this arrangement, the Company will incur an expense of $819,000 in the period in which the closing of this offering occurs. See "Management--Employment Agreements."

(5) The weighted average number of common shares outstanding used to calculate pro forma net income per share reflects 410,867 shares, representing the number of shares which, when multiplied by the assumed initial public offering price of $15.00 per share, would have been sufficient to replace the capital in excess of earnings withdrawn as dividends. See Note 10 of Notes to Consolidated Financial Statements.

(6) Adjusted to give effect to: (i) the payment of $4.0 million to the Company's current shareholders of previously undistributed earnings taxed or taxable to its shareholders; (ii) the recognition of a deferred tax liability of approximately $4.7 million upon termination of the Company's S Corporation status; and (iii) the offering of 3,400,000 shares of Common Stock by the Company at an assumed initial public offering price of $15.00 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds," "S Corporation Dividend" and "Capitalization."

                                 RISK FACTORS

  In addition to the other information contained in this Prospectus, investors should consider carefully the following factors in connection with an investment in the shares of the Common Stock offered hereby.

RECRUITMENT AND RETENTION OF IT PROFESSIONALS

  The Company's business involves the delivery of professional services and is labor-intensive. The Company's success depends upon its ability to attract, develop, motivate and retain highly-skilled IT professionals and project managers, who possess the technical skills and experience necessary to deliver the Company's services. Qualified IT professionals are in great demand worldwide and are likely to remain a limited resource for the foreseeable future. There can be no assurance that qualified IT professionals will continue to be available to the Company in sufficient numbers, or that the Company will be successful in retaining current or future employees. Failure to attract or retain qualified IT professionals in sufficient numbers could have a material adverse effect on the Company's business, operating results and financial condition. Historically, the Company has done most of its recruiting outside of the countries where the client work is performed. Accordingly, any perception among the Company's IT professionals, whether or not well founded, that the Company's ability to assist them in obtaining H-1B temporary work permits and permanent residency status has been diminished, could lead to significant employee attrition. In the first eight months of 1996, the Company experienced a higher than normal rate of employee attrition because the Company was experiencing delays in securing the first stage approval for permanent residency status for its foreign employees working in the U.S. This attrition resulted in the Company incurring increased costs for IT professionals and a reduction in its revenue growth. See "Business--Human Resources," "Business--Competition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

GOVERNMENT REGULATION OF IMMIGRATION

  The Company recruits its IT professionals on a global basis to create a mobile workforce that it can deploy wherever required and, therefore, must comply with the immigration laws in the countries in which it operates, particularly the U.S. Over 90% of Mastech's IT professionals are citizens of other countries, with most of those in the U.S. working under H-1B temporary work permits. There is a limit on the number of new H-1B permits that may be approved in any government fiscal year. In years in which this limit is reached, the Company may be unable to obtain enough H-1B permits to bring foreign employees to the U.S. If the Company were unable to obtain H1-B permits for its employees in sufficient quantities or at a sufficient rate, the Company's business, operating results and financial condition could be materially adversely affected. Furthermore, Congress and administrative agencies with jurisdiction over immigration matters have periodically expressed concerns over the levels of legal and illegal immigration into the U.S. These concerns have often resulted in proposed legislation, rules and regulations aimed at reducing the number of work permits that may be issued. Any changes in such laws making it more difficult to hire foreign nationals or limiting the ability of the Company to retain foreign employees, could require the Company to incur additional unexpected labor costs and expenses. Any such restrictions or limitations on the Company's hiring practices could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Human Resources."

VARIABILITY OF QUARTERLY OPERATING RESULTS

  The Company's revenues and operating results are subject to significant variation from quarter to quarter depending on a number of factors, including the timing and number of client projects commenced and completed during the quarter, the number of working days in a quarter, employee hiring, attrition and utilization rates and the mix of time-and-materials projects versus fixed-price projects during the quarter. The Company recognizes revenues on time-and-materials projects as the services are performed, while revenues on fixed-price projects are recognized using the percentage of completion method. Although fixed-price projects have not contributed significantly to revenues and profitability to date, operating results may be adversely affected in the future by cost overruns on fixed-price projects. Because a high percentage of the Company's expenses are relatively fixed, variations in revenues may cause significant variations in operating results. Additionally, the Company periodically incurs cost increases due to both the hiring of new employees and strategic investments in its infrastructure in anticipation of future opportunities for revenue growth. No assurances can be given that quarterly results will not fluctuate, causing a material adverse effect on the Company's business and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results."

INCREASING SIGNIFICANCE OF NON-U.S. OPERATIONS AND RISKS OF INTERNATIONAL OPERATIONS

  The Company's international consulting and offshore software development operations are important elements of its growth strategy. The Company opened offices in Canada and Singapore in 1995 and in Japan and the U.K. during the first eight months of 1996. These operations depend greatly upon business, immigration and technology transfer laws in those countries, and upon the continued development of technology infrastructure. There can be no assurance that the Company's international operations will be profitable or support the Company's growth strategy. The risks inherent in the Company's international business activities include unexpected changes in regulatory environments, foreign currency fluctuations, tariffs and other trade barriers, difficulties in managing international operations and potential foreign tax consequences, including repatriation of earnings and the burden of complying with a wide variety of foreign laws and regulations. The failure of Mastech to manage growth, attract and retain personnel, manage major development efforts, profitably deliver services, or a significant interruption of the Company's ability to transmit data via satellite, could have a material adverse impact on the Company's ability to successfully maintain and develop its international operations and could have a material adverse effect on the Company's business, operating results and financial condition.

  Although the Company's ownership of a U.S. trademark registration covering the service mark "Mastech" gives the Company the presumption of ownership in the U.S. of the "Mastech" mark for the services identified in the registration, there can be no assurance that the Company is entitled to use the designation "Mastech" in all international operations and there is the possibility that third parties have superior rights to the "Mastech" mark (or similar marks) outside the U.S. See "Business--Business Strategies" and "-- Intellectual Property Rights."

EXPOSURE TO REGULATORY AND GENERAL ECONOMIC CONDITIONS IN INDIA

  A significant element of the Company's business strategy is to continue to develop offshore software development centers in India. Mastech has utilized an offshore software development center in Bangalore for approximately one year and plans to open three more centers in Bangalore, Madras and Pune, India. The Indian government exerts significant influence over its economy. In the recent past, the Indian government has provided significant tax incentives and relaxed certain regulatory restrictions in order to encourage foreign investment in certain sectors of the economy, including the technology industry. Certain of these benefits that directly affect the Company include, among others, tax holidays, liberalized import and export duties and preferential rules on foreign investment and repatriation. Changes in the business or regulatory climate of India could have a material adverse effect on the Company's business, operating results and financial condition.

  Although wage costs in India are significantly lower than in the U.S. and elsewhere for comparably skilled IT professionals, wages in India are increasing at a faster rate than in the U.S. In the past, India has experienced significant inflation and shortages of foreign exchange, and has been subject to civil unrest and acts of terrorism. Changes in inflation, interest rates, taxation or other social, political, economic or diplomatic developments affecting India in the future could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Business Strategies."

INTENSE COMPETITION

  The IT services industry is highly competitive and served by numerous national, regional and local firms, all of which are either existing or potential competitors of the Company. Primary competitors include participants from a variety of market segments, including "Big Six" accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms. Many of these competitors have substantially greater financial, technical and marketing resources and greater name recognition than the Company. In addition, there is a risk that clients may elect to increase their internal IT resources to satisfy their applications solutions needs. Further, the IT services industry is undergoing consolidation which may result in increasing pressure on margins. These factors may limit the Company's ability to increase prices commensurate with increases in compensation. There can be no assurance that the Company will compete successfully with existing or new competitors. See "Business-- Competition."


CONCENTRATION OF REVENUES; RISK OF TERMINATION

  The Company has in the past derived, and may in the future derive, a significant portion of its revenues from a relatively limited number of clients. The Company's five largest clients represented approximately 29% of revenues for the nine months ended September 30, 1996 and calendar year 1995. EDS accounted for almost 9% of the Company's revenues for the nine months ended September 30, 1996 and almost 10% of the Company's revenues in calendar year 1995. Most of the Company's projects are terminable by the client without penalty. An unanticipated termination of a major project could result in the loss of substantial anticipated revenues and could require the Company to maintain or terminate a significant number of unassigned IT professionals, resulting in a higher number of unassigned IT professionals and/or significant termination expenses. The loss of any significant client or project could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Clients."


MANAGEMENT OF GROWTH

  The Company's business has experienced rapid growth over the years that could strain the Company's managerial and other resources. Revenues have grown from $13.5 million in 1991 to $103.7 million in 1995, and the number of employees has grown from 250 in 1991 to 1,296 as of September 30, 1996. The Company's continued growth depends on adding key managers, increasing its international operations, adding service lines and growing its offshore infrastructure. The Company has broadened its range of services to include Year 2000 compliance and offshore software development. The Company opened offices in Canada and Singapore in 1995 and in Japan and the U.K. during the first eight months of 1996. In addition, the Company plans to open offshore software development centers in Bangalore, Madras and Pune, India. Effective management of these growth initiatives will require the Company to continue to improve its operational, financial and other management processes and systems. The failure to manage growth effectively could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Business Strategies."

RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON NEW SOLUTIONS

  The IT services industry is characterized by rapid technological change, evolving industry standards, changing client preferences and new product introductions. The Company's success will depend in part on its ability to develop IT solutions that keep pace with changes in the IT services industry. There can be no assurance that the Company will be successful in addressing these developments on a timely basis or that, if these developments are addressed, the Company will be successful in the marketplace. In addition, there can be no assurance that products or technologies developed by others will not render the Company's services uncompetitive or obsolete. The Company's failure to address these developments could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--The IT Services Industry."

DEPENDENCE ON PRINCIPALS

  The success of the Company is highly dependent on the efforts and abilities of Sunil Wadhwani and Ashok Trivedi, the Company's Co-Chairman and Chief Executive Officer and the Company's Co-Chairman and President, respectively. Although Messrs. Wadhwani and Trivedi have entered into employment agreements containing noncompetition, nondisclosure and nonsolicitation covenants, these contracts do not guarantee that they will continue their employment with the Company. The loss of the services of either of these key executives for any reason could have a material adverse effect on the Company's business, operating results and financial condition. See "Management--Executive Officers and Directors."

RISK OF PREFERRED VENDOR CONTRACTS

  The Company is aggressively pursuing "preferred vendor" contracts in order to obtain new or additional business from large clients. Clients enter into these contracts to reduce the number of vendors and obtain better pricing in return for a potential increase in the volume of business to the preferred vendor. While these contracts are expected to generate higher volumes, they generally result in lower margins. Although the Company attempts to lower costs to maintain margins, there can be no assurance that the Company will be able to sustain margins on such contracts. In addition, the failure to be designated a preferred vendor may preclude the Company from providing services to existing or potential clients, except as a subcontractor. See "Business-- Clients."

RISKS RELATED TO POSSIBLE ACQUISITIONS

  The Company may expand its operations through the acquisition of additional businesses. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses into the Company without substantial expenses, delays or other operational or financial problems. Further, acquisitions may involve a number of special risks, including diversion of management's attention, failure to retain key acquired personnel, unanticipated events or circumstances and legal liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, operating results and financial condition. Client satisfaction or performance problems at a single acquired firm could have a material adverse impact on the reputation of the Company as a whole. In addition, there can be no assurance that acquired businesses, if any, will achieve anticipated revenues and earnings. While the Company from time to time considers acquisition opportunities, except for the acquisitions of affiliated companies described in this Prospectus, it has never acquired a business and as of the date of this Prospectus has no existing agreements, understandings or commitments to effect any acquisition. The failure of the Company to manage its acquisition strategy successfully could have a material adverse effect on the Company's business, operating results and financial condition.

INTELLECTUAL PROPERTY RIGHTS

  The Company's success depends in part upon certain methodologies it utilizes in designing, developing and implementing applications systems and other proprietary intellectual property rights. The Company is also developing proprietary conversion tools, specifically tools tailored to address the Year 2000 problem. The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property. The Company enters into confidentiality agreements with its employees and limits distribution of proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

  Although the Company obtained U.S. trademark registration covering the service mark "Mastech," a Company named Mastek Limited of India, which purports to have operations in the U.K., has asked the Company to withdraw its service mark application for the mark "Mastech" in the U.K., claiming that the names are confusingly similar. The Company is currently investigating the merits of this claim. There can be no assurance that such claim will not result in legal action being brought against the Company asserting superior rights to the designation "Mastech" or "Mastek" in the U.K. or elsewhere. Furthermore, there can be no assurance that such an action, if brought, will be successfully defended by the Company. Although the Company believes that its services do not infringe on the intellectual property rights of others and that it has all rights necessary to utilize the intellectual property employed in its business, the Company is subject to the risk of litigation alleging infringement of third-party intellectual property rights. Any such claims could require the Company to spend significant sums in litigation, pay damages, develop non-infringing intellectual property or acquire licenses to the intellectual property which is the subject of asserted infringement. See "Business--Intellectual Property Rights."

NO PRIOR MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to this offering, there has been no public market for the Common Stock of the Company. The initial public offering price per share of the Common Stock will be determined by negotiations among management of the Company, the Selling Shareholders and the representatives of the Underwriters (the "Representatives"), There can be no assurance that an active public market in the Company's Common Stock will develop or be sustained. The stock market has from time to time experienced extreme price and volume fluctuations that have often been unrelated to the operating performance of particular companies. In addition, factors such as announcements of technological innovations, new products or services or new client engagements by the Company or its competitors or third parties, as well as market conditions in the IT services industry, may have a significant impact on the market price of the Company's Common Stock. See "Underwriting."

CONTROL BY EXISTING SHAREHOLDERS

  Upon completion of this offering, Messrs. Wadhwani and Trivedi will beneficially own approximately 77.8% of and have voting power over approximately 57% of the Company's Common Stock. As a result, Messrs. Wadhwani and Trivedi will be able to elect the entire Board of Directors, and will retain the voting power to control matters requiring shareholder approval, provided that they vote together on such matters, other than certain fundamental transactions such as a merger, consolidation or the sale of substantially all of the assets of the Company, which may require the approval of the holders of 66 2/3% of the votes cast. Messrs. Wadhwani and Trivedi have entered into a shareholders agreement requiring each of them to vote their shares of Common Stock in favor of the other in the election of directors. The approval of the Government of India/Reserve Bank of India will be required for the Company to continue to own Mascot Systems Private Limited ("Mascot Systems") and Scott Systems Private Limited ("Scott Systems") if the ownership of the Company by persons of Indian origin, in the aggregate, falls below 60% of the voting power of the Company. The Company's ability to raise additional capital by the issuance of Common Stock or voting Preferred Stock or to sell control of the Company to a third party may be restricted if the Company is unable to obtain the required approval. See "The Company," "Management-- Executive Officers and Directors" and "Principal and Selling Shareholders."

ANTI-TAKEOVER PROVISIONS

  Certain provisions of the Company's Articles of Incorporation, as amended ("Articles") and the Pennsylvania Business Corporation Law (the "PBCL") will effectively make it more difficult for a third party to acquire control of the Company by means of a tender offer or a proxy contest for the election of directors or otherwise. The Company's Articles contain provisions which: (i) classify the Board of Directors into three classes, with one class being elected each year; (ii) require the approval of holders of 66 2/3% of the votes cast on a proposal to amend the Articles, effect a merger or consolidation of the Company, sell, lease or exchange all or substantially all of the Company's assets or dissolve and wind-up the affairs of the Company, unless any such proposal is unanimously approved by all of the Company's directors; and (iii) require the approval of four of the Company's five directors for action by the Board of Directors. These provisions may have the effect of lengthening the time required for a person to acquire control of the Company through a proxy contest for the election of a majority of the Board of Directors, may discourage bids for the Common Stock at a premium over the market price and may deter efforts to obtain control of the Company. See "Description of Capital Stock--Certain Provisions Affecting Control of the Company."

SHARES ELIGIBLE FOR FUTURE SALE

  Immediately after completion of this offering, the Company will have 21,600,000 shares of Common Stock outstanding, of which the 4,800,000 shares sold pursuant to this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except those shares acquired by affiliates of the Company. The remaining 16,800,000 shares will be "restricted securities" within the meaning of Rule 144 under the Securities Act. The Company and its shareholders have agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any Common Stock, or any securities convertible into or exchangeable or exercisable for Common Stock, until 180 days after the date of this Prospectus, without the prior consent of Donaldson, Lufkin & Jenrette Securities Corporation. Following the 180 day lock-up period, all of the restricted securities will become eligible for sale, subject to the manner of sale, volume, notice and information requirements of Rule 144, except for 2,667,392 shares of Common Stock held in family trusts established by Messrs. Wadhwani and Trivedi which may not be sold prior to November 30, 1998 pursuant to the terms of a shareholders agreement with the Company. The Company has granted Messrs. Wadhwani and Trivedi certain demand and piggyback registration rights covering an aggregate of 16,800,000 shares of Common Stock (16,080,000 shares if the Underwriter's over-allotment option is exercised in full). Sales of substantial amounts of such shares in the public market or the availability of such shares for future sale could adversely affect the market price of the shares of Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. Approximately 90 days after the date of this Prospectus, the Company expects to file a registration statement on Form S-8 registering 2,160,000 shares of Common Stock reserved for issuance under the Company's Stock Incentive Plan and up to 109,200 shares of Common Stock to be issued to Steven Shangold, Vice President--U.S. Sales and Marketing, as compensation pursuant to his agreement with the Company. See "Shares Eligible for Future Sale," "Management--Employment Agreements" and "Underwriting."

IMMEDIATE AND SUBSTANTIAL DILUTION

  The initial public offering price per share of Common Stock is substantially higher than the net tangible book value per share of the Common Stock. At an assumed initial public offering price at $15.00 per share, purchasers of shares of Common Stock in this offering will experience immediate and substantial dilution of $12.64 in the pro forma net tangible book value per share of Common Stock. See "Dilution."

FIXED-PRICE PROJECTS

  The Company undertakes certain projects billed on a fixed-price basis, which is distinguishable from the Company's principal method of billing on a time-and-materials basis. The failure of the Company to complete such projects within budget would expose the Company to risks associated with cost overruns, which could have a material adverse effect on the Company's business, operating results and financial condition. Revenues derived from fixed-price projects represented 1.3%, 2.2%, 2.1% and 2.6% of consolidated revenues for 1993, 1994, 1995 and the nine months ended September 30, 1996, respectively. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

POSSIBLE ISSUANCES OF PREFERRED STOCK

  Shares of Preferred Stock may be issued by the Company in the future without shareholder approval and upon such terms as the Board of Directors may determine. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of the outstanding stock of the Company. The Company has no present plans to issue any shares of Preferred Stock. See "Description of Capital Stock--Preferred Stock."

POTENTIAL LIABILITY TO CLIENTS

  Many of the Company's engagements involve projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. The Company's failure or inability to meet a client's expectations in the performance of its services could result in a material adverse change to the client's operations and therefore could give rise to claims against the Company or damage the Company's reputation, adversely affecting its business, operating results and financial condition. The Company does not maintain insurance coverage for errors and omissions to cover such claims.

SIGNIFICANT UNALLOCATED NET PROCEEDS

  A substantial portion of the anticipated net proceeds of this offering has not been designated for specific uses. Therefore, the Board of Directors will have broad discretion with respect to the use of the net proceeds of this offering. The principal purposes of this offering are to obtain additional working capital, create a public market for the Common Stock, provide liquidity to the Company's shareholders and facilitate future access by the Company to public equity markets. See "Use of Proceeds."

BENEFITS OF OFFERING TO SELLING SHAREHOLDERS

  The Selling Shareholders will receive substantial proceeds from this offering and certain other benefits in connection with this offering. This offering will establish a public market for the Common Stock and provide significantly increased liquidity to the Selling Shareholders for the shares of Common Stock they will own after this offering. At an assumed initial public offering price of $15.00 per share, after deduction of underwriting discounts and commissions, the aggregate realized gain as a result of this offering by the Selling Shareholders will be approximately $19.5 million (exclusive of the S Corporation Dividend from the Company to the Selling Shareholders, currently estimated to be $4.0 million). Upon completion of this offering, the Selling Shareholders will beneficially own an aggregate of 77.8% of the outstanding Common Stock.

ABSENCE OF DIVIDENDS

  The Company does not anticipate paying any dividends on its Common Stock in the foreseeable future. The Company's ability to pay dividends is subject to the requirement of its revolving credit facility with PNC Bank that the Company maintain a consolidated net worth of at least $13.0 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." See "Dividend Policy."
                                  THE COMPANY

  Since its inception in July 1986, the business of the Company has been conducted through Mastech Systems Corporation, a Pennsylvania corporation (the "Operating Company"). The Operating Company is an indirect, wholly-owned subsidiary of the Company, which is a newly-formed Pennsylvania corporation.

  In addition to the Operating Company, the Company has two majority-owned operating subsidiaries: Mascot Systems and Scott Systems, both of which are corporations organized under the laws of India. Mascot Systems provides offshore software development services to the Company from India and Scott Systems provides recruiting and training services to the Company in India. Mastech expects to acquire the minority shares of Mascot Systems and Scott Systems for an amount expected to be less than $50,000, shortly after the consummation of this offering. See "Certain Transactions."

  The offshore software development services provided by the Company to its clients are provided through Mascot Systems. Mascot Systems leases or will lease from Messrs. Wadhwani and Trivedi the real estate in Bangalore, Pune and Madras, India at which offshore software development activities are conducted. See "Business--Services" and "Certain Transactions."

  The Company maintains its principal executive offices at 1004 McKee Road, Oakdale, PA 15071. The Company's World Wide Web address is http://www.mastech.com. The Company's Web site is not part of this Prospectus. The Company's telephone number is (412) 787-2100.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,400,000 shares of Common Stock offered by the Company (after deduction of estimated underwriting discounts and commissions and offering expenses payable by the Company) are estimated to be approximately $46,430,000, assuming an initial public offering price of $15.00 per share. The Company expects to use the net proceeds from this offering for: (i) expansion of existing operations, including the Company's international and offshore software development operations, development of new service lines and possible acquisitions of related businesses; (ii) payment of undistributed S Corporation earnings estimated to be $4.0 million as of the date of this Prospectus; and (iii) general corporate purposes, including working capital. Except for the acquisition of affiliated companies described in this Prospectus, the Company has no present commitments, agreements or understandings and is not presently conducting negotiations with respect to any acquisitions. Pending such uses, the net proceeds of this offering will be invested in short-term, investment grade, interest-bearing securities. The principal purposes of this offering are to obtain additional working capital, create a public market for the Common Stock, provide liquidity to the Company's shareholders and facilitate future access by the Company to public equity markets. See "S Corporation Dividend" and "Business--Business Strategies."

  The Company will not receive any proceeds from the sale of Common Stock by the Selling Shareholders. See "Principal and Selling Shareholders."

                            S CORPORATION DIVIDEND

  Since it was founded in 1986, the Company has been a corporation subject to taxation under Subchapter S of the Internal Revenue Code of 1986, as amended ("S Corporation"). As a result, substantially all of the Company's net income has been attributed, for income tax purposes, directly to the Company's shareholders rather than to the Company. The Company's S Corporation status will terminate in connection with this offering and the Company will make a final distribution to its existing shareholders of undistributed S Corporation earnings, as explained below.

  Prior to consummating this offering, the Company will declare an S Corporation dividend to its existing shareholders in an aggregate amount representing all undistributed earnings of the Company taxed or taxable to its shareholders through the closing of this offering (the "S Corporation Dividend"). The S Corporation Dividend is estimated to be approximately $4.0 million. Purchasers of Common Stock in this offering will not receive any portion of the S Corporation Dividend.

  Following termination of its S Corporation status, the Company will be subject to income taxation on an accrual basis as a C Corporation. In connection with the termination of its S Corporation status, the Company estimates that it will record, in the period in which this offering occurs, a liability, for deferred income taxes on its balance sheet and a one-time tax expense of the same amount. As of September 30, 1996, this liability would have been $4.7 million. The majority of this deferred tax liability will be paid over four taxable years. The deferred tax liability will be recorded in accordance with Statement of Financial Accounting Standards No. 109. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 2 of Notes to Consolidated Financial Statements.

                                DIVIDEND POLICY

  The Company intends to retain all of its future earnings to fund growth and the operation of its business and therefore does not anticipate paying any cash dividends in the foreseeable future. Future cash dividends, if any, will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and such other factors as the Board of Directors may deem relevant. The Company's ability to pay dividends is subject to the requirement of its revolving credit facility with PNC Bank that the Company maintain a consolidated net worth of at least $13.0 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth the total capitalization of the Company as of September 30, 1996, and as adjusted to give effect to: (i) the S Corporation Dividend, estimated to be approximately $4.0 million and the recognition of a $4.7 million deferred tax liability upon termination of the Company's S Corporation status (see "S Corporation Dividend"); and (ii) the sale of 3,400,000 shares of Common Stock by the Company (at an assumed initial public offering price of $15.00 per share) and the application of the estimated net proceeds therefrom as described in "Use of Proceeds." The following table should be read in conjunction with the Consolidated Financial Statements and related Notes thereto included elsewhere in this Prospectus:

                                                  AS OF SEPTEMBER 30, 1996
                                                  ----------------------------
                                                    ACTUAL       AS ADJUSTED
                                                       (IN THOUSANDS)
Revolving credit facility........................ $      1,000         $ 1,000
                                                  ============    ============
Shareholders' equity:
  Preferred stock, without par value; 20,000,000
   shares authorized;
   no shares outstanding.........................           --              --
  Common stock, $.01 par value; 100,000,000
   shares authorized;
   18,200,000 shares issued and outstanding;
   21,600,000 shares issued
   and outstanding, as adjusted (1)..............          182             216
  Additional paid-in capital.....................           11          46,407
  Retained earnings..............................       13,212           4,512
  Currency translation adjustment................          (32)            (32)
                                                  ------------    ------------
    Total shareholders' equity...................       13,373          51,103
                                                  ------------    ------------
      Total capitalization.......................      $13,373    $     51,103
                                                  ============    ============

---------------------
(1) Excludes: (i) 2,160,000 shares of Common Stock reserved for issuance under the Company's 1996 Stock Incentive Plan; and (ii) up to 109,200 shares of Common Stock issuable after this offering as part of a compensation arrangement with an executive officer. See "Management--Employee Benefit Plans" and "--Employment Agreements."

                                   DILUTION

  As of September 30, 1996, the Company's net tangible book value was approximately $13.4 million or $0.73 per share. Net tangible book value per share represents the Company's total tangible assets less the Company's total liabilities, divided by the aggregate number of shares of Common Stock outstanding. After giving effect to: (i) the declaration of the S Corporation Dividend; (ii) the recording of deferred income taxes upon termination of the Company's S Corporation status; (iii) the issuance of 54,600 shares of Common Stock which the Company estimates will be issued immediately after this offering as part of a compensation arrangement with an executive officer (see "Management--Employment Agreements"); and (iv) the sale by the Company of 3,400,000 shares of Common Stock (at an assumed initial public offering price of $15.00 per share) and the application of the estimated net proceeds therefrom, the pro forma net tangible book value of the Company at September 30, 1996 would have been $51.1 million or $2.36 per share. This amount represents an immediate increase in net tangible book value of $1.63 per share to existing shareholders and an immediate dilution of $12.64 per share to purchasers of Common Stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share...................       $15.00
  Net tangible book value per share at September 30, 1996......... $0.73
  Increase in net tangible book value per share attributable to new investors...................................................  1.63
Pro forma net tangible book value per share after this offering...         2.36
                                                                         ------
Dilution in net tangible book value per share to new investors....       $12.64
                                                                         ======

  The following table summarizes, on a pro forma basis as of September 30, 1996, the differences in the number of shares of capital stock purchased from the Company, the total consideration paid and the average price paid per share by existing shareholders and new investors at the assumed initial public offering price of $15.00 per share:

                          SHARES PURCHASED  TOTAL CONSIDERATION
                         ------------------ ------------------- AVERAGE PRICE
                           NUMBER   PERCENT   AMOUNT    PERCENT   PER SHARE
Existing shareholders
 (1).................... 18,200,000   84.3% $     2,500    *       $0.0001
New investors (1).......  3,400,000   15.7   51,000,000  100.0%    $ 15.00
                         ----------  -----  -----------  -----
  Total................. 21,600,000  100.0% $51,002,500  100.0%
                         ==========  =====  ===========  =====

---------------------
*Less than one-tenth of one percent.

(1) Sales by the Selling Shareholders in this offering will reduce the number of shares held by existing shareholders of the Company to 16,800,000 shares or 77.8% of the total number of shares outstanding after this offering (16,080,000 shares or 74.4% if the Underwriters' over-allotment option is exercised in full) and will increase the number of shares held by new investors to 4,800,000 shares or 22.2% of the total number of shares of Common Stock outstanding after this offering (5,520,000 shares or 25.6% if the Underwriters' over-allotment option is exercised in full). See "Principal and Selling Shareholders."

                            SELECTED FINANCIAL DATA

  The selected financial data presented below for the five years ended December 31, 1995 and the nine months ended September 30, 1996, are derived from the Company's Consolidated Financial Statements and related Notes thereto which have been audited by Arthur Andersen LLP, independent public accountants. The selected financial data as of and for the interim period ended September 30, 1995 are unaudited but, in the opinion of management, include all adjustments that are necessary for a fair presentation of the results for the interim period, and all such adjustments are of a normal recurring nature. The results of operations for the interim period ended September 30, 1996, are not necessarily indicative of the results to be expected for any other interim period or for the full year. The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and related Notes thereto appearing elsewhere in this Prospectus.

                                                                       NINE MONTHS ENDED
                                 YEARS ENDED DECEMBER 31,                SEPTEMBER 30,
                         -------------------------------------------  --------------------
                          1991     1992     1993     1994     1995        1995       1996
INCOME STATEMENT DATA:              (IN THOUSANDS, EXCEPT PER SHARE DATA)
 Revenues............... $13,531  $20,161  $38,709  $70,050 $103,676   $ 76,156   $ 90,336
 Cost of revenues.......   8,532   12,847   26,136   50,018   72,516     53,708     65,772
                         -------  -------  -------  ------- --------  ---------  ---------
 Gross profit...........   4,999    7,314   12,573   20,032   31,160     22,448     24,564
 Selling, general and
  administrative (1)....   3,122    4,607    9,829    8,704   12,843      8,868     14,175
                         -------  -------  -------  ------- --------  ---------  ---------
 Income from operations.   1,877    2,707    2,744   11,328   18,317     13,580     10,389
 Interest income
  (expense), net........      30       26        9       71      163        128          2
 Minority interest in
  net loss (income) of
  subsidiaries..........     (12)      (1)     (29)      26      (27)       (38)        (9)
                         -------  -------  -------  ------- --------  ---------  ---------
 Net income (2).........   1,895    2,732    2,724   11,425   18,453     13,670     10,382
 Pro forma income taxes
  (3)...................     758    1,093    1,090    4,570    7,381      5,468      4,153
                         -------  -------  -------  ------- --------  ---------  ---------
 Pro forma net income
  (3)................... $ 1,137  $ 1,639  $ 1,634  $ 6,855 $ 11,072  $   8,202  $   6,229
                         =======  =======  =======  ======= ========  =========  =========
 Pro forma net income
  per share (3)......... $  0.06  $  0.09  $  0.09  $  0.38 $   0.61  $    0.45  $    0.33
                         =======  =======  =======  ======= ========  =========  =========
 Weighted average number
  of common shares
  outstanding (4).......  18,255   18,255   18,255   18,255   18,255     18,255     18,665(5)
                                    AS OF DECEMBER 31,                AS OF SEPTEMBER 30,
                         -------------------------------------------  --------------------
                          1991     1992     1993     1994     1995        1995       1996
BALANCE SHEET DATA:                             (IN THOUSANDS)
 Cash................... $    72  $   499  $ 2,897  $ 4,100 $  2,947  $   1,930   $    668
 Working capital........   3,084    4,238    5,531   13,701   14,996     13,024     12,436
 Total assets...........   3,861    5,695   12,461   22,665   25,606     24,393     26,835
 Total shareholders'
  equity................   3,513    4,626    5,830   14,101   15,567     13,478     13,373

---------------------
(1) Includes a charge of approximately $2.9 million in 1993 related to federal taxes on employee earnings for 1991, 1992 and 1993. See Note 6 of Notes to Consolidated Financial Statements for information concerning this charge.
(2) For all periods shown, the Company elected to be treated as an S Corporation and, as a result, the income of the Company has been taxed for federal and state purposes directly to the Company's shareholders rather than to the Company.
(3) Pro forma net income and pro forma net income per share reflect federal and state income taxes (assuming a 40% effective tax rate) as if the Company had been taxed as a C Corporation for all periods presented. See
    Note 10 of Notes to Consolidated Financial Statements for information concerning the computation of pro forma net income per share.
(4) Weighted average number of common shares outstanding used to calculate pro forma net income per share includes 54,600 shares, which the Company estimates will be issued as part of a compensation arrangement with an executive officer after this offering. In connection with this arrangement, the Company will incur an expense of $819,000 in the period in which the closing of this offering occurs. See "Management--Employment Agreements."

(5) The weighted average number of common shares outstanding used to calculate pro forma net income per share reflects 410,867 shares, representing the number of shares which, when multiplied by the assumed initial public offering price of $15.00 per share, would have been sufficient to replace the capital in excess of earnings withdrawn as dividends. See Note 10 of Notes to Consolidated Financial Statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains certain forward-looking statements that involve substantial risks and uncertainties. When used in this section, the words "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company or its management are intended to identify such forward-looking statements. The Company's actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include those discussed in "Risk Factors."

OVERVIEW

  Mastech was founded in 1986, has experienced revenue growth every year since inception and has been profitable every year since 1987. The Company's revenues are derived from fees paid by clients for professional services. Historically, a substantial majority of the Company's projects have been client-managed. On client-managed projects, Mastech provides professional services as a member of the project team on a time-and-materials basis. The Company recognizes revenues on time-and-materials projects as the services are performed. On Mastech-managed projects, Mastech takes complete responsibility for project management, and bills the client on a time-and-materials or fixed-price basis. The Company is seeking to shift a larger portion of its business to Mastech-managed projects, which are often performed on a fixed-price basis and generally carry higher profit margins, by leveraging its reputation, existing capabilities, proprietary SmartAPPS methodologies and tools and offshore software development capabilities. As a result, fixed-price contracts, which are recognized on the percentage of completion method, represent an increasing portion of the Company's revenues. Revenues derived from fixed-price projects represented 1.3%, 2.2%, 2.1% and 2.6% of consolidated revenues for 1993, 1994, 1995 and the nine months ended September 30, 1996, respectively.

  Mastech's most significant cost is its personnel expense, which consists primarily of salaries and benefits of the Company's billable personnel. The number of IT professionals assigned to projects may vary depending on the size and duration of each engagement. Moreover, project terminations, completion and scheduling delays may result in periods when personnel are not assigned to active projects. Mastech manages its personnel costs by closely monitoring client needs and basing personnel increases on specific project engagements.

  While the number of IT professionals may be adjusted to reflect active projects, the Company must maintain a sufficient number of professionals to respond to demand for the Company's services on both existing projects and new engagements. In the first eight months of 1996, the Company experienced a higher than normal rate of employee attrition because the Company was experiencing delays in securing the first stage approval for permanent residency status for some of its professionals. This attrition resulted in increased costs for IT professionals and reduced revenue growth. In response to this attrition problem, the Company increased its U.S. recruiting efforts, enhanced its training programs and worked with the Department of Labor to revise its filing procedures to resolve the delays. As a result of these initiatives, the Company's employee attrition rate returned to normal historical levels in September 1996. Additionally, the Company believes that its ability to recruit and retain IT professionals should be further enhanced by its ability to offer employees stock-based incentive awards, such as stock options, after this offering.

  Since July 1995, the Company has incurred significant incremental expenses to help ensure that the Company has both an adequate number of skilled IT professionals and the infrastructure necessary to sustain the Company's growth. These expenditures were incurred in connection with: (i) the development of additional service offerings, including Year 2000 conversion services and ERP package software services; (ii) the establishment of a recruiting division to recruit IT professionals in the U.S. and worldwide;
(iii) the opening of foreign sales offices to provide better access to the global market; (iv) the development of four offshore software development centers in India; (v) the hiring of additional managers to support a larger organization; (vi) the relocation of the Company's headquarters to larger, more efficient office space; and (vii) the establishment of a training center to improve the skill levels of new and current employees. While these expenses have increased the Company's selling, general and administrative expenses, the Company believes that the revenues expected to be derived as a result of these expenditures have not yet been fully realized.

  Following termination of its S Corporation status, the Company will be subject to income taxation on an accrual basis. In connection with such termination, the Company estimates that it will record a liability for deferred income taxes on its balance sheet and a one-time tax expense of the same amount in the period in which this offering occurs. As of September 30, 1996, this liability would have been $4.7 million. The majority of this deferred liability will be paid over four taxable years and the liability will be recorded in accordance with Statement of Financial Accounting Standards No.
109. See "S Corporation Dividend" and Note 2 of Notes to Consolidated Financial Statements.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated, selected statements of operations data as a percentage of revenues:

                                                            NINE MONTHS ENDED
                               YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                              ----------------------------  ------------------
                                1993      1994      1995      1995      1996
Revenues.....................    100.0%    100.0%    100.0%    100.0%    100.0%
Cost of revenues.............     67.5      71.4      69.9      70.5      72.8
                              --------  --------  --------  --------  --------
Gross profit.................     32.5      28.6      30.1      29.5      27.2
Selling, general and
 administrative..............     25.4      12.4      12.4      11.7      15.7
                              --------  --------  --------  --------  --------
Income from operations.......      7.1%     16.2%     17.7%     17.8%     11.5%

NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

  Revenues. The Company's revenues increased 18.6% from $76.2 million in the first nine months of 1995 to $90.3 million in the first nine months of 1996. This growth in revenues was primarily attributable to additional services provided to existing clients, engagements with new clients and the Company's continued expansion into international markets. The Company broadened its client base from 296 clients in the first nine months of 1995 to 345 clients in the first nine months of 1996. Revenues from the Company's international operations increased from $0.6 million in the first nine months of 1995 to $7.6 million in the first nine months of 1996. The Company's revenue growth was limited by higher than normal employee attrition in the first nine months of 1996.

  Gross Profit. Gross profit consists of revenues less cost of revenues. Cost of revenues consists primarily of salaries and employee benefits for billable IT professionals and the associated travel and relocation costs of these professionals, as well as the cost of the independent contractors used by the Company. The number of IT professionals utilized by the Company (including independent contractors) increased from 1,173 as of September 30, 1995 to 1,394 as of September 30, 1996. Gross profit increased 9.4% from $22.4 million in the first nine months of 1995 to $24.6 million in the first nine months of 1996. Gross profit as a percentage of revenues declined from 29.5% in the first nine months of 1995 to 27.2% in the first nine months of 1996. This decrease is attributable to an increase in costs for IT professionals, including higher salaries and employee bonuses and an increase in the use of independent contractors, incurred during the period as a result of the higher than normal rate of employee attrition discussed above. While the Company does not separately track revenues from the use of independent contractors, the Company believes that the percentage of cost of revenues attributable to independent contractors approximates the percentage of revenues generated by such contractors. Costs associated with the use of independent contractors as a percentage of cost of revenues increased from 10.4% in the first nine months of 1995 to 18.0% in the first nine months of 1996.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses consist of costs associated with the Company's sales and marketing efforts, executive, finance and human resource functions, facilities and telecommunication costs and other general overhead expenses. Selling, general and administrative expenses increased 59.8% from $8.9 million in the first nine months of 1995 to $14.2 million in the first nine months of 1996. As a percentage of revenues, selling, general and administrative expenses increased from 11.7% in the first nine months of 1995 to 15.7% in the first nine months of 1996. This increase was primarily attributable to the expenses incurred to build the infrastructure necessary to support the Company's anticipated revenue growth.

1995 COMPARED TO 1994

  Revenues. The Company's revenues increased 48.0% from $70.1 million in 1994 to $103.7 million in 1995. The growth in revenues was attributable to increased revenue from systems integrators, additional services delivered to existing clients, engagements with new clients and, for the first time, revenue from international operations. The Company broadened its client base from 285 clients in 1994 to 308 clients in 1995. The increase in revenues was partially offset by a planned decrease in government projects.

  Gross Profit. Gross profit increased 55.6% from $20.0 million in 1994 to $31.2 million in 1995. Gross profit also increased as a percentage of revenues from 28.6% to 30.1%. This increase in margins was attributable to billing rates increasing at a slightly higher level than professional salaries. Also, the shift of available resources away from government contracts to more profitable projects enabled the Company to attain a higher gross profit margin in 1995. The increase in gross profit was partially offset by higher personnel expenses resulting from the hiring of additional professionals to support the increase in client engagements. The number of IT professionals increased from 1,005 as of December 31, 1994 to 1,248 as of December 31, 1995. Costs associated with the use of independent contractors as a percentage of cost of revenues increased from approximately 1.0% in 1994 to 10.3% in 1995.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 47.6% from $8.7 million in 1994 to $12.8 million in 1995, representing 12.4% of revenues in both 1994 and 1995. Expenses incurred in 1995 include costs related to the start-up of two foreign offices, the relocation of the Company's headquarters and a general expansion of the sales, marketing and administrative functions to support the Company's continued revenue growth.

1994 COMPARED TO 1993

  Revenues. The Company's revenues increased 81.0% from $38.7 million in 1993 to $70.1 million in 1994. The overall growth in revenues was attributable to additional services delivered to existing clients, engagements with new clients and increases in hourly billing rates. Historically, the Company had sold exclusively to client end-users. In 1994, the Company initiated a strategy to sell to systems integrators. Revenues from this new business segment were $5.3 million in 1994. Revenues from a large federal government contract increased from $0.4 million in 1993 to $5.2 million in 1994. The Company broadened its client base from 227 clients in 1993 to 285 clients in 1994.

  Gross Profit. Gross profit increased 59.3% from $12.6 million in 1993 to $20.0 million in 1994 but declined as a percentage of revenues from 32.5% to 28.6%. This reduction was attributable to higher salary and fringe benefit costs for IT professionals and increased travel and relocation costs. Also, the large federal government contract referred to above generated lower profit margins. The increase in gross profit was partially offset by higher personnel costs resulting from hiring additional professionals to support the significant increase in client engagements. The number of IT professionals increased from 641 as of December 31, 1993 to 1,005 as of December 31, 1994. Costs associated with the use of independent contractors as a percentage of cost of revenues decreased from 3.8% in 1993 to approximately 1.0% in 1994.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased 11.4% from $9.8 million in 1993 to $8.7 million in 1994 and declined as a percentage of revenues from 25.4% to 12.4%. Selling, general and administrative expenses in 1993 include a charge of $2.9 million related to federal taxes on employee earnings for 1991, 1992 and 1993. Excluding this charge, selling, general and administrative expenses increased 26.4% in 1994, but declined as a percentage of revenues from 17.8% in 1993 to 12.4% in 1994. This improvement, as a percentage of revenues, occurred because the Company was able to support the revenue growth in 1994 without a proportionate increase in management, marketing personnel and associated costs.

QUARTERLY RESULTS

  Set forth below are selected income statement data for the seven fiscal quarters ended September 30, 1996. This information is derived from unaudited financial statements which include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information for such periods. This information should be read in conjunction with the Consolidated Financial Statements and related Notes thereto contained elsewhere in this Prospectus. Results of operations for any fiscal quarter are not necessarily indicative of results for any future period.

                                                   QUARTERS ENDED
                          --------------------------------------------------------------------
                          MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31, MAR. 31,  JUNE 30,  SEPT. 30,
                            1995      1995      1995      1995     1996      1996      1996
                                                   (IN THOUSANDS)
Revenues................  $24,107   $25,153    $26,896  $27,520  $28,595   $30,804    $30,937
Cost of revenues........   16,898    17,492     19,318   18,808   20,667    21,871     23,234
                          -------   -------    -------  -------  -------   -------    -------
Gross profit............    7,209     7,661      7,578    8,712    7,928     8,933      7,703
Selling, general and
 administrative.........    2,681     2,970      3,217    3,975    4,602     4,621      4,952
                          -------   -------    -------  -------  -------   -------    -------
Income from operations..    4,528     4,691      4,361    4,737    3,326     4,312      2,751
Interest income
 (expense)..............       47        45         36       35       23        33        (54)
Minority interest in net
 (income) loss of
 subsidiaries...........      (12)      (13)       (13)      11       (3)       (3)        (3)
                          -------   -------    -------  -------  -------   -------    -------
Net income..............    4,563     4,723      4,384    4,783    3,346     4,342      2,694
Pro forma income taxes..    1,825     1,889      1,754    1,913    1,338     1,737      1,078
                          -------   -------    -------  -------  -------   -------    -------
Pro forma net income....  $ 2,738   $ 2,834    $ 2,630   $2,870  $ 2,008   $ 2,605    $ 1,616
                          =======   =======    =======  =======  =======   =======    =======

  The Company's revenues and operating results are subject to significant variation from quarter to quarter depending on a number of factors, including the timing and number of client projects commenced and completed during the quarter, the number of working days in a quarter, employee hiring, attrition and utilization rates and the mix of time-and-materials versus fixed-price projects during the quarter. Although fixed-price projects have not contributed significantly to revenues and profitability to date, operating results may be adversely affected in the future by cost overruns on fixed-price projects. Because a high percentage of the Company's expenses are relatively fixed, variations in revenues may cause significant variations in operating results. Additionally, the Company periodically incurs cost increases due to both the hiring of new employees and strategic investments in its infrastructure in anticipation of future opportunities for revenue growth. No assurances can be given that quarterly results will not fluctuate, causing a material adverse effect on the Company's business, operating results and financial condition.

LIQUIDITY AND CAPITAL RESOURCES

  From inception through September 30, 1996, the Company generally financed its working capital and distributions to shareholders through internally generated funds. The Company's cash provided by operations was $4.0, $4.6, $16.2 and $9.8 million for the years ended December 31, 1993, 1994 and 1995 and for the nine months ended September 30, 1996, respectively. The Company's cash provided by operations prior to this offering does not reflect any income tax expense due to the Company's status as an S Corporation. Capital expenditures for the year end December 31, 1995 and the nine-month period ended September 30, 1996 were $363,000 and $569,000, respectively. The Company does not currently have any material commitments for capital expenditures.

  The Company has a $15.0 million revolving credit facility (the "Facility") with PNC Bank, Pittsburgh, Pennsylvania. The Facility bears interest at a rate equal to LIBOR (approximately 5.4% at September 30, 1996) plus 1.5% or prime (8.25% at September 30, 1996) at the Company's option and borrowings are unsecured. The Facility contains certain restrictive covenants and financial ratio requirements which would limit distributions to shareholders and additional borrowings. Historically, the Company has not used the Facility to finance its working capital needs. In the first nine months of 1996, the Company borrowed funds for the purpose of making distributions to shareholders, which the shareholders used to help finance construction of three offshore software development centers in India. As of September 30, 1996, $14.0 million remained available for borrowing under the Facility. The Company expects to increase the amount available under the Facility to $25.0 million effective upon the completion of this offering.

  The Company currently anticipates that the proceeds from this offering together with existing sources of liquidity and cash generated from operations will be sufficient to satisfy its cash needs at least through the next twelve months.

  The Company does not believe that inflation had a significant impact on the Company's results of operations for the periods presented. On an ongoing basis, the Company attempts to minimize any effects of inflation on its operating results by controlling operating costs and, whenever possible, seeking to insure that billing rates reflect increases in costs due to inflation.

  The Company invoices its clients in the local currency of the country in which the client is located. Gains and losses as a result of fluctuations in foreign currency exchange rates have not had a significant impact on results of operations.

RECENTLY ISSUED FINANCIAL ACCOUNTING STANDARDS

  Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, was issued in October 1995. The Company will be required to adopt the new standard no later than fiscal 1996, although early adoption is permitted. This standard establishes the fair value based method (the "FAS 123 Method") rather than the intrinsic value based method as the preferred accounting methodology for stock-based compensation arrangements. Entities are allowed to: (i) continue to use the intrinsic value based methodology in their basic financial statements and provide in the footnotes pro forma net income and earnings per share information as if the FAS 123 Method had been adopted; or (ii) adopt the FAS 123 Method. The Company anticipates providing the required disclosures in the Notes to the Consolidated Financial Statements.

                                   BUSINESS

SUMMARY

  Mastech is a worldwide provider of IT services to large organizations. Mastech provides its clients with a single source for a broad range of applications solutions and services, including client/server design and development, conversion/migration services, Year 2000 services, ERP package implementation services and maintenance outsourcing. These services are provided in a variety of computing environments and use leading technologies, including client/server architectures, object-oriented programming, distributed databases and the latest networking and communications technologies. To enhance its services, Mastech has formed business alliances with leading software companies such as Baan, Oracle and Viasoft. In addition, the Company has developed its own proprietary methodologies and tools, known as SmartAPPS, that provide a complete solution set for each of its services.

  During 1996, Mastech has provided IT services to over 300 clients worldwide in a diverse range of industries. These clients include AT&T, Citibank, EDS, IBM, Intel, Oracle and Wal-Mart. The Company sets high standards for client responsiveness and project quality. A significant number of the Company's clients have selected Mastech to provide additional services. Historically, the Company has primarily provided IT professional services on a time-and-materials basis to support client-managed projects. The Company plans to generate an increasing portion of its revenues from Mastech-managed projects, international markets, offshore software development projects and fixed-price engagements.

  One of the key elements of Mastech's growth has been its ability to recruit and deploy, on short notice, experienced IT professionals on a worldwide basis. As of September 30, 1996, the Company employed 1,149 IT professionals, over 900 of whom were in the United States, with the remainder in the Far East, Canada and India. To support the Company's growth and to meet the increased demand for IT professionals, the Company has embarked on an aggressive recruiting and training strategy, designed to more than double the number of IT professionals hired.

  Mastech has demonstrated the scalability of its business model in the United States by growing its revenues from $13.5 million in 1991 to $103.7 million in 1995. The Company is now replicating this model in key international markets to meet the large and growing demand for IT services overseas and to serve its client base of large multinational corporations that need support on a global basis. In addition to offices in Pittsburgh, Washington D.C. and San Francisco, the Company maintains international offices in Toronto and Singapore, and has recently opened offices in London and Tokyo. The Company also plans to open offices in Australia, South Africa and Continental Europe.

  In light of the large and growing backlog of applications development projects, the shortage of qualified IT professionals in developed countries and the rising costs of applications development and support, an increasing number of organizations are turning to offshore software development. Mastech is investing in an extensive offshore software development infrastructure in India, including four state-of-the-art software development centers. The center in Bangalore, India has been operational for over a year and is conducting over 20 engagements for Mastech clients in the U.S. and Canada. Three additional centers are under development. The Company believes that this offshore infrastructure, with the ability to accommodate 1,500 IT professionals when complete, will represent one of the largest offshore presences in the industry.

THE IT SERVICES INDUSTRY

 OVERVIEW

  The growing worldwide demand for IT services has been driven by the increasing reliance on IT as a strategic tool for addressing critical business issues. Intense competition, deregulation, globalization and technological innovation are accelerating the rate of change in business. Organizations face constant pressures to improve the quality of products and services, reduce cost and time to market, improve operating efficiencies and strengthen customer relationships. In order to achieve these objectives, organizations are re-engineering their business processes and improving the information systems which enable and support the re-engineered processes. Simultaneously, rapid advances in technology have accelerated demand for the transition from mainframe to client/server architectures, from separate systems to enterprise-wide integrated applications and from internal to inter-enterprise computing.

  As a result of the variety and complexity of new technologies, IT departments must integrate and manage distributed computing environments consisting of multiple operating systems, databases, programming languages and networking protocols, and must implement custom and packaged software applications to support business objectives. As organizations deal with this complexity, IT departments have also been overwhelmed by the large number of software applications that need to be rewritten, re-engineered or converted in order to effect the transition to newer technologies and address the Year 2000 problem. In addition, external economic factors are forcing companies to focus on core competencies and trim their IT workforce.

  Accordingly, to support their growing IT needs, many organizations utilize experienced third-party IT service providers to assist in the development and implementation of IT solutions and services. According to industry sources, the worldwide market for IT services was estimated at $185 billion in 1995, with a projected market of $292 billion in the year 2000. The U.S. IT services market is projected to grow from $75 billion in 1995 to $130 billion in the year 2000.

 INDUSTRY TRENDS

  The Company believes that the following key industry trends will have a major influence on the worldwide IT services market:

  Growth in ERP Packaged Software. Organizations are increasingly turning to ERP packaged software applications such as SAP R/3, Oracle Applications, Baan Triton and PeopleSoft. By customizing and deploying these large, integrated applications packages, organizations seek to replace, on a global, enterprise-wide basis, their aging legacy applications, which have limited functionality and integration. However, the implementation of these packages is a major undertaking and requires highly specialized skill sets and functional expertise, which are in short supply.

  The Year 2000 Problem. As the millennium approaches, many existing computer applications will malfunction because they are unable to process dates properly beyond December 31, 1999. A typical organization may have thousands of programs which need to be analyzed, altered and tested, making the task enormously time and labor intensive. Industry sources estimate that on average a company will spend $7-8 million on Year 2000 conversion, while a Fortune 100 company may spend $50-100 million, and that the cost worldwide (including in-house costs) will be between $300 billion and $600 billion.

  Shortage of IT Professionals. There is a growing shortage of IT professionals in developed countries, particularly the United States, Western Europe and Japan. As companies continue to migrate from centralized mainframe architectures to distributed client/server technologies, the demand for IT professionals will rise. As an example, Gartner Group predicts a 60% increase in the number of organizations utilizing client/server platforms through the year 2000. In addition, the Year 2000 problem will exacerbate the shortage of IT professionals in the next three years.

  International Demand for IT Services. Organizations in countries other than the U.S. are making the transition from mainframes to client/server architectures, implementing integrated applications packages and addressing the Year 2000 problem. The Company believes that many of these organizations have lagged behind U.S. companies in these areas and are now aggressively adopting new technologies. As a result, several of these markets are experiencing faster growth than the U.S. market. For example, according to an industry source, growth in the IT services industry through the year 2000 will be 19.6% in the Asia/Pacific region, compared to 11.5% in the U.S.

  Growth in Offshore Software Development. In light of the large and growing backlog of applications development projects, the shortage of qualified IT professionals in developed countries and the rising costs of applications development and support, an increasing number of organizations are turning to offshore software development. This approach offers a number of benefits, including lower costs, faster delivery, more flexible scheduling and access to a larger pool of skilled IT professionals. India is widely acknowledged as the leader in offshore software development due to its large English-speaking software talent pool, low labor costs and investments in technical education and telecommunications. Many large organizations, including AT&T, Citicorp, Digital Equipment, General Electric, Hewlett-Packard, IBM, Motorola and Oracle are using offshore software development in India. The Gartner Group predicts that over the next three years many organizations will spend up to 40% of their legacy budgets for offshore projects. The Company believes that the demand for offshore software development is further increased by the Year 2000 problem, solutions for which are expected to be highly labor-intensive while providing little incremental benefit and, therefore, require a low-cost solution.

BUSINESS STRATEGIES

  Mastech's objective is to become a leading worldwide provider of IT services using the best available technologies to deliver strategic business solutions to its clients. The Company's business strategies address key industry trends, leverage the Company's strengths and distinguish Mastech from its competitors. The key elements of these strategies are set forth below:

-------------------------------------------------------------------------------

         INDUSTRY TRENDS                MASTECH STRATEGIES
-------------------------------------------------------------------------------
  . Rapid growth in demand for         > Provide a broad range of applications solutions
   IT applications services            . Leverage proprietary methodologies and tools
                                       . Focus on key technologies
                                       . Cross-sell solutions to client base
---------------------------------------------------------------------------------------------
  . Growth in ERP packaged software    > Provide ERP package implementation services
                                       . Focus on Oracle, Baan, SAP and PeopleSoft
                                       . Leverage alliances with leading vendors
                                       . Create global network of ERP training centers
---------------------------------------------------------------------------------------------
  . The Year 2000 problem              > Offer a complete range of Year 2000 services
                                       . Use offshore capabilities for competitive advantage
                                       . Convert into maintenance and client/server migration
                                         engagements
---------------------------------------------------------------------------------------------
  . Shortage of IT professionals       > Develop a global, mobile pool of high-quality IT
                                        professionals
                                       . Recruit and deploy on a worldwide basis
                                       . Expand its global network of recruiting and training
                                         centers
---------------------------------------------------------------------------------------------
  . Rapid growth in international      > Replicate U.S. success in key global markets
   demand for IT services              . Expand operations in Canada, Singapore, the U.K. and
                                         Japan
                                       . Establish operations in additional countries
                                       > Leverage centralized "low-overhead" model
---------------------------------------------------------------------------------------------
  . Growth in offshore software        > Develop an extensive offshore software development
   development                          infrastructure
                                       . Expand to four state-of-the-art centers in India

  The Company believes that these strategies, combined with the breadth of its technical and business experience and knowledge of global markets, position it to capitalize on market opportunities for growth. Each of the foregoing strategies is discussed in more detail below:

  Provide a Broad Range of Application Solutions. Mastech provides its clients with a single source for a broad range of IT applications solutions and services, including client/server design and development, conversion/migration services, Year 2000 services, specialty package implementation services and applications maintenance outsourcing. These services are provided in a wide variety of computing environments, and use leading technologies, including client/server architectures, object-oriented programming languages and tools, distributed database management systems and the latest networking and communications technologies. In addition, the Company has developed proprietary SmartAPPS methodologies and tools to enhance productivity. The Company's broad range of services allows it to offer clients a single source for IT applications solutions and enables it to cross-sell services throughout clients' organizations.

  Provide ERP Package Implementation Services. The Company leverages its client/server expertise by providing ERP package implementation services for Oracle Applications, Baan Triton, PeopleSoft and SAP R/3. The Company's status as an Oracle and Baan business partner results in direct industry referrals and enhanced industry recognition and enables the Company to broaden its client base, maintain technological leadership and increase its competitiveness. In order to meet the growing demand for ERP professionals, the Company recently established, through its Scott Systems subsidiary, an ERP Applications Training Center in Bombay, which currently graduates over 20 trained professionals each month, and intends to set up similar training centers in other cities in the U.S., Canada and India.

  Offer a Complete Range of Year 2000 Services. The Company's Year 2000 service line offers impact assessment, project planning, conversion, testing and implementation services. The Company's strategy is to convert Year 2000 projects into applications maintenance outsourcing and client/server migration engagements. The Company has an alliance with Viasoft, Inc., a leading provider of productivity tools and Year 2000 methodologies for legacy platforms. The Company has also developed proprietary impact assessment tools for client/server environments, which enable it to serve a segment of the market that the Company believes has been largely ignored by competition. Mastech's in-house Tools Development Group is also developing automated conversion and testing tools, which will enhance the productivity of the Company's conversion teams.

  Develop a Global, Mobile Pool of High-Quality IT Professionals. Mastech's growth has been driven by its ability to recruit and deploy, on short notice, experienced IT professionals on a worldwide basis. In anticipation of future growth and heightened competition for IT professionals, the Company has embarked on an aggressive recruiting strategy, designed to more than double the number of IT professionals hired. The Company advertises in leading newspapers and trade magazines and has dedicated recruiters in its offices worldwide. The Company also plans to set up a global network to recruit recent college graduates, provide them with training in software engineering techniques and key technologies and deploy them on client engagements.

  Replicate U.S. Success in Key Global Markets. Mastech has demonstrated the scalability of its business model in the United States by increasing its revenues from $13.5 million in 1991 to $103.7 million in 1995. The Company believes that this model can be replicated internationally due to the large and growing demand for IT services overseas and the Company's client base of large multinational corporations that need support on a global basis. In 1995, the Company opened offices in Toronto and Singapore and in 1996, the Company opened offices in London and Tokyo. The Company has successfully grown these international operations to over 200 employees. The Company also plans to open offices in Australia, South Africa and Continental Europe.

  Leverage Centralized "Low-Overhead" Model. Mastech has adopted a centralized approach to selling and servicing its worldwide client base, instead of using a large network of branch offices to serve clients in local markets. For example, the Company currently serves approximately 270 clients in over 40 states from its headquarters in Pittsburgh and offices in Washington D.C. and San Francisco. Similarly, in Canada, the

Company's office in Toronto serves clients throughout the country. This strategy has provided the Company with the benefits of a national presence without the costs associated with a large network of branch offices.

  Develop an Extensive Offshore Software Development Infrastructure. To meet the growing worldwide demand for offshore software development services, Mastech is investing, through its Mascot Systems subsidiary, in an extensive offshore infrastructure in India, including four state-of-the-art software development centers. When completed, these centers will have over 130,000 sq. ft. of total space and the capacity to accommodate 1,500 IT professionals. The first center, located in Bangalore (known as India's "Silicon Valley"), has been operational for over a year, is conducting over 20 engagements for clients in the U.S. and Canada and can accommodate 500 IT professionals. This center is connected via secure, high-speed satellite links to the Company's headquarters and client sites. The Company believes this offshore infrastructure, when complete, will be one of the largest in the industry and will differentiate it from those competitors who either have no offshore capability or depend on subcontractor relationships to offer such services.

SERVICES

  Mastech provides its clients with a single source for a broad range of IT applications solutions and services including: (i) client/server design and development; (ii) conversion/migration services; (iii) Year 2000 services;
(iv) ERP package implementation services; and (v) applications maintenance outsourcing. These services are provided in a wide variety of computing environments utilizing leading technologies including client/server architectures, object-oriented programming languages and tools, distributed database management systems, Computer-Aided Software Engineering ("CASE") Tools, ERP packages, groupware and the latest networking and communications technologies. In addition, the Company has developed proprietary SmartAPPS methodologies and tools to enhance productivity.

  Historically, the substantial majority of the Company's projects have been client-managed. On client-managed projects, Mastech provides professional services as a member of the project team on a time-and-materials basis. On Mastech-managed projects, Mastech takes complete responsibility for project management and bills the client on a time-and-materials or fixed-price basis. The Company is seeking to shift a larger portion of its business to Mastech-managed projects, which generally carry higher profit margins.

  The Project Control Office ("PCO"), located in the Company's headquarters, provides project management oversight for all North American client engagements. For offshore projects, the PCO is the point of contact during client business hours, establishing a clear line of communication with the project teams in India and the U.S. Mastech uses a proprietary Lotus Notes-based Global Project Tracking System to facilitate project management and control. The Company also utilizes PC conferencing tools to conduct "virtual" meetings.

  The Company offers many of its services through an existing offshore software development center in Bangalore, India which is connected via secure, high-speed satellite links to the Company's headquarters and client sites. Mastech is increasing its offshore capacity by developing, through its Mascot Systems subsidiary, additional offshore software development centers in Bangalore, Madras and Pune, India. These centers offer clients certain advantages as compared to onshore development, including: (i) cost savings of as much as 50%; (ii) faster delivery, as larger teams can be employed; (iii) virtual 24-hour project schedules, due to the time difference between North America and India; and (iv) improved access to a large pool of IT professionals.

The Company's services are described below:

--------------------------------------------------------------------------------
       METHODS/TOOLS                             SERVICES
                      CLIENT/SERVER DESIGN AND DEVELOPMENT
--------------------------------------------------------------------------------
 .SmartAPPS Client/Server        >Project management
                                 >Requirements analysis and
 . Languages: C/C++, VisualBasic,definition
   Delphi SmallTalk, Java        >Evaluation and selection of
                                 applications packages
                                 >Prototyping and re-use
 . Tools: Powerbuilder, Gupta,   >Data modeling, data warehousing
   Developer/2000, Lotus Notes
                                 >Applications systems design and
 . DBMS/4GLs: Oracle, Informix,  development
   Sybase, Unify, SQLServer      >Database design and administration
                                 >Systems development and
                                 implementation
 . GUI: Windows, Motif, X-Windows,
   OpenLook
                                 >Technology education and training
 . CASE Tools: Oracle*CASE, IEF,
   Bachman
--------------------------------------------------------------------------------
                              MIGRATION/CONVERSION
--------------------------------------------------------------------------------
 .SmartAPPS Migrate              >Project management
  Methodology and Automated      >Automated tools development
   Conversion Tools
                                 >User interface conversion
                                 >Code conversion and testing
                                 >Control language conversion
                                 >Data migration
                                 >Cutover and implementation
--------------------------------------------------------------------------------
                                   YEAR 2000
--------------------------------------------------------------------------------
 .SmartAPPS 2000                 >Impact analysis
   Impact Assessment and
   Automated Conversion Tools    >Project planning
                                 >Year 2000 conversion
 .Viasoft                        >Compliance testing and validation
 .Microfocus Revolve             >Cutover and implementation
--------------------------------------------------------------------------------
                        SPECIALTY PACKAGE IMPLEMENTATION
--------------------------------------------------------------------------------
 .Oracle Applications            >Project management
                                 >Customization
 .Baan Triton
                                 >Integration
 .PeopleSoft
                                 >Migration
 .SAP R/3
                                 >Database design and administration
                                 >Systems support
                                 >Training
--------------------------------------------------------------------------------
                      APPLICATIONS MAINTENANCE OUTSOURCING
--------------------------------------------------------------------------------
 . SmartAPPS Maintain            >Baseline assessment and service
                                 level definition
                                 >Process enhancements
   Methodology and Tools
                                 >Modifications/enhancements to
                                 functionality
                                 >Interfaces and integration with new
                                 systems
                                 >Configuration management
                                 >Documentation and standardization
                                 >Applications productivity
                                 improvement
                                 >Trouble-shooting and problem
                                 resolution
                                 >24-hours, 7-days per week emergency
                                 support

 ADDITIONAL SERVICES

  Mastech is in the process of developing additional services for clients, including:

  Education and Training. Mastech's Education and Training Department provides employees with basic and advanced courses in key technologies such as Oracle, PowerBuilder, VisualBasic, Java and ERP packages including Oracle Applications and Baan. Mastech is planning to expand its training programs and courseware to offer them to its clients as a distinct value-added service. The Company has piloted this service with selected clients and has received positive feedback.

  Internet/Intranet Solutions. Mastech manages its worldwide operations using Lotus Notes, Web-based technologies and an extensive communications infrastructure. Mastech plans to create a service line focused on helping its clients use Internet and World Wide Web technology to develop Intranets and utilize the World Wide Web for electronic commerce.

 SMARTAPPS METHODOLOGIES AND TOOLS

  Mastech's proprietary SmartAPPS methodologies and tools provide a complete solution set for each of its services. These methodologies and tools are premised on a rapid delivery paradigm and provide a consistent framework to address each service line, with the flexibility to address alternative delivery mechanisms. These delivery mechanisms include a variety of on-site solutions and offshore delivery techniques. The methodologies include project management practices that extend across all service lines and a work breakdown structure to address each component of the solution.

  Proprietary Tools. The Company's proprietary tools provide productivity gains by automating certain software delivery processes while reducing the chance of human error. The SmartAPPS set of tools incorporates natural language-based analysis and transformations using compiler technology. These tools are built around object-oriented technology that enables them to be easily extended as greater automation opportunities are uncovered. SmartAPPS tools are particularly useful in automated conversions for the Year 2000 and Conversion/Migration service lines.

  Proprietary Frameworks. The Company has developed automated frameworks for each service line. "SmartAPPS Client/Server" incorporates the Rapid Architected Application Development technique to deliver this service to clients. "SmartAPPS Migrate" provides for database mapping and re-engineering, followed by source conversion using automated tools. "SmartAPPS 2000" provides impact analysis, project planning and conversion solutions to the Year 2000 problem. "SmartAPPS Maintain" uses the waterfall development model and reusable templates and provides detailed steps for guaranteed service level maintenance of applications at the offshore center.

SALES AND MARKETING

  Mastech sells its services to large organizations through a direct sales force of over 40 professionals. The Company's U.S. sales force is organized to meet the needs of the marketplace through three primary divisions: (i) the General Business Division; (ii) the System Integrator Division; and (iii) the Enterprise Package Division.

  The General Business Division includes three geographic regions, each of which is directed by a Regional Director. Each region includes multiple new business development managers. These individuals use a proprietary database of several thousand prospects to telemarket Mastech's services nationally. The Company subsequently sends interested prospective clients a written proposal providing information about the Company, its approach and methodology, schedules, team members, pricing and terms. Mastech leverages the mobility of its software professionals and its cost effective telephone selling model to service all areas of the U.S. Each geographic region also includes Corporate Account Managers who are responsible for selling Mastech's services to existing clients. These managers, with the support of a specialized applications solutions sales team, Regional Directors and senior management, meet frequently on a direct, face-to-face basis with clients. Through an organized consultative sales approach, Mastech cross-sells its different services in order to develop stronger and expanded client relationships.

  The System Integrator Division focuses on developing national and global relationships with major systems integrators such as EDS, IBM, KPMG Peat Marwick, Ernst & Young and Oracle. Mastech assists these integrators to meet their customers' needs by providing specialized technical expertise and complementary capabilities such as offshore development.

  The Enterprise Package Division includes personnel trained and dedicated to addressing the needs of clients and prospects that are involved in ERP package implementations. This division works directly with companies providing complete implementation services, as well as partnering with both the ERP software vendors and systems integrators on teamed implementation efforts.

  Mastech's international sales organization has offices located in four different countries. Each office is supervised by a Country Manager and supported by dedicated sales personnel that sell directly to new clients using an approach similar to the Company's domestic sales approach. Additionally, these offices focus on leveraging Mastech's existing relationships with its U.S. based multinational clients. These relationships are particularly strong with global systems integrators and often provide a foundation on which each of Mastech's international offices can build.

  Mastech's marketing organization works closely with the sales organization to constantly improve results. The marketing organization's responsibilities include development of company marketing literature, market research to assist in strategic planning and tactical decision making, trade show selection and exhibit planning, advertising and public relations support. The marketing organization develops messages and positioning for such activities by analyzing market trends and competitors' activities.

CLIENTS

  Substantially all of the Company's clients are large companies, major systems integrators or governmental agencies. During 1996, the Company has provided services to over 300 clients in the U.S., Canada, Europe and the Far East. The Company's strategy is to maximize its client retention rate and secure follow-on engagements by providing high quality services and client responsiveness. A significant number of the Company's clients have selected Mastech to provide additional services.

  The Company is a preferred vendor for several large organizations, including Associates Bancorp, Bank of America, EDS, KPMG Peat Marwick and Oracle. As a preferred vendor, the Company is one of a limited number of service providers to these organizations, enabling it to sell its services more effectively. The Company is aggressively pursuing additional preferred vendor arrangements in order to obtain new or additional business from large organizations. These contracts generally result in lower margins due to negotiated discounts, but are expected to generate higher revenues.

  Organizations to which the Company has provided, or is providing, services include:

 CONSUMER PRODUCTS  MANUFACTURING   TELECOMMUNICATIONS    TRANSPORTATION
 -----------------  -------------   ------------------    --------------
    J.C. Penney       Ford Motor         AirTouch      Carnival Cruise Lines
       Nike        General Electric        AT&T           Royal Caribbean
   Philip Morris    General Motors      Ameritech          Ryder Systems
       Sears           Hitachi             MCI             Union Pacific
     Wal-Mart           Intel         U.S. Cellular            USAir

                                                                INTEGRATORS &
             HEALTH CARE             FINANCIAL SERVICES            VENDORS
             -----------             ------------------       -----------------
        Blue Cross/Blue Shield        Bank of America         Deloitte & Touche
               Foxmeyer                   Citibank                   EDS
            Health America             Deutsche Bank              IBM/ISSC
       Kaiser Foundation Health    Hartford Insurance/ITT     KPMG Peat Marwick
                Merck                   NationsBank                Oracle

  In 1995 and in the first nine months of 1996, approximately 29% of the Company's revenues were derived from its top five clients (EDS, IBM, the U.S. Department of Defense, Oracle and Unisys). EDS accounted for almost 10% of the Company's revenues in 1995 and almost 9% for the nine months ended September 30, 1996.

REPRESENTATIVE ENGAGEMENTS

  Examples of the Company's engagements, which are representative of the nature of its services, are set forth below:

   CLIENT/SERVER DESIGN AND DEVELOPMENT: RE-ENGINEERING SOLUTION FOR A CONSUMER PRODUCTS COMPANY.

  Problem. A consumer products company needed to re-engineer its business processes in order to implement an integrated, enterprise-wide system that would incorporate high-tech tools such as hand-held computers to allow its employees to check a customer's account history and produce point-of-sale invoices.

  Solution. Mastech designed and developed an integrated, enterprise-wide system comprised of 12 different applications using Oracle Designer 2000. Mastech's engagement team recommended the hardware, software and development methodology. Mastech's responsibilities included project management, vendor management, application and database architecture design, analysis and re-engineering of the enterprise-wide processes implementation, training and maintenance support.

   CONVERSION/MIGRATION: LARGE-SCALE CONVERSION FOR A STATE GOVERNMENT AGENCY.

  Problem. A large state government agency in the U.S. needed to convert all of its applications from a UNISYS mainframe to an IBM environment.

  Solution. Mastech used a combination of on-site and offshore project teams to complete the project. Mastech's offshore software development center in India developed conversion tools to increase productivity by automating the source language conversion. The offshore team developed eight conversion tools to manage the conversion of two million lines of code involving three different source languages, two on-line transaction processing environments and the conversion from a network database to a relational database.

   SPECIALTY PACKAGE IMPLEMENTATION: MIGRATION OF A UTILITY COMPANY'S SYSTEMS TO ORACLE APPLICATIONS.

  Problem. A major utility company needed to reduce costs to remain competitive in the marketplace. Over the years, it had developed multiple independent systems on a variety of platforms, resulting in isolated information that could not be consolidated for an in-depth and accurate analysis of costs.

  Solution. Upon Mastech's recommendation, the utility decided to implement Oracle Financials and Manufacturing ERP packages to obtain faster access to critical information, better decision-making capability, improved understanding of costs using activity-based costing and the ability to compile information across organization and functional lines. Mastech specialists are providing Oracle Financials and Manufacturing expertise to customize and implement the General Ledger, Inventory and Accounts Payable modules of Oracle Financials, the Inventory and Purchasing modules of Oracle Manufacturing, and to develop interfaces between the materials planning system and the Oracle Applications, data conversion routines and additional functionality.

   APPLICATIONS MAINTENANCE OUTSOURCING: OFFSHORE APPLICATION ENHANCEMENT AND
SUPPORT FOR A LARGE                        CANADIAN INVESTMENT FIRM.

  Problem. One of Canada's largest investment firms needed to maintain its application systems in a cost-effective manner.

  Solution. Mastech used its offshore software development capabilities to maintain the client's applications. The client was able to obtain the benefits of on-site development support and coordination, while taking advantage of Mastech's management and offshore software development and support capability. Mastech's scope of work included requirements analysis, design of enhancements, modification and testing of existing programs to incorporate enhancements, and implementation of changes.

   INTERNET/INTRANET SOLUTIONS: A BIG SIX CONSULTING FIRM NEEDED JAVA
          SPECIALISTS TO HELP IT DEVELOP AN INTERNET PRESENCE.

  Problem. A Big Six consulting firm wanted to broaden its range of services through the Internet by developing applications to support the delivery of content and transactions capability to its entrepreneurial clients.

  Solution. Mastech's Java specialists helped analyze, design, prototype and develop the system by writing VisualBasic modules, JavaScript routines and CGI scripts. They also evaluated various technologies for transaction processing monitors and remote automation objects to address issues related to running a client-server application over the Internet.

HUMAN RESOURCES

  The Company's success depends in large part on its ability to attract, develop, motivate and retain highly skilled IT professionals. The Company has over 70 full-time employees dedicated to recruiting IT professionals and managing its human resources. The Company recruits in a number of countries, including India, the U.S., Canada, the U.K., Singapore, Australia and the Philippines. The Company advertises in leading newspapers and trade magazines. In addition, the Company's employees are a valuable recruiting tool and are actively involved in referring new employees and screening candidates for new positions. Mastech uses a standardized global selection process which includes interviews, tests and reference checks.

  The Company's Resource Managers use a proprietary system to manage, on a real-time basis, the employees and candidates in the Company's talent pool. This system enables the Company to quickly identify appropriate IT professionals for various client engagements. This database, which currently holds profiles on several thousand IT professionals, catalogs individual technical profiles and stores information pertaining to each individual's location, availability, mobility and other factors.

  The Company has a focused retention strategy that includes career planning, training, benefits and an incentive plan. The Company's comprehensive benefits package includes Company-paid health insurance, group life insurance, a long-term disability plan, Company-subsidized health club memberships and tuition reimbursement. Following this offering, the Company intends to use stock options as part of its recruitment and retention strategy. The Company also has an extensive training infrastructure. The Company's Education and Training Department trains employees on a variety of platforms and helps them transition from legacy to client/server skills by providing cross-platform training in new technologies. The Company is implementing an Intranet to allow its employees to access its courseware and computer-based training modules via the Internet so that the training is available to all employees worldwide at their individual convenience and pace.

  Mastech's IT professionals typically have Master's or Bachelor's degrees in Computer Science or another technical discipline and three to ten years of IT experience. As of September 30, 1996, the Company had 1,329 employees comprised of 1,149 IT professionals, 46 sales and marketing personnel and 134 general and administrative personnel. Over 90% of Mastech's IT professionals are citizens of other countries, with most of those in the U.S. working under H-1B temporary work permits. See"Risk Factors--Government Regulation of Immigration." In addition, the Company uses independent contractors to staff client engagements. As of September 30, 1996, the Company had 245 independent contractors working on client engagements.

COMPETITION

  The IT services industry is highly competitive and served by numerous national, regional and local firms, all of which are either existing or potential competitors of the Company. Primary competitors include participants from a variety of market segments, including "Big Six" accounting firms, systems consulting and implementation firms, applications software firms, service groups of computer equipment companies, general management consulting firms, programming companies and temporary staffing firms. Many of these competitors have substantially greater financial, technical and marketing resources and greater name recognition than the Company. In addition, there is a risk that clients may elect to increase their internal IT resources to satisfy their applications solutions needs. The Company believes that the principal competitive factors in the IT services industry include the range of services offered, technical expertise, responsiveness to client needs, speed in delivering IT solutions, quality of service and perceived value. The Company believes that it competes favorably with respect to these factors.

INTELLECTUAL PROPERTY RIGHTS

  The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its proprietary rights and the proprietary rights of third parties from whom the Company licenses intellectual property. The Company enters into confidentiality agreements with its employees and limits distribution of proprietary information. There can be no assurance that the steps taken by the Company in this regard will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.

  Although the Company obtained U.S. trademark registration covering the service mark "Mastech," a company named Mastek Limited of India, which purports to have operations in the U.K., has asked the Company to withdraw its servicemark application for the mark "Mastech" in the U.K. claiming that the names are confusingly similar. The Company is currently investigating the merits of this claim. There can be no assurance that such claim will not result in legal action being brought against the Company asserting superior rights to the designation "Mastech" or "Mastek" in the U.K. or elsewhere and, if such an action is bought, there can be no assurance that it will be successfully defended by the Company. See "Risk Factors--Intellectual Property Rights."

  Software developed by the Company in connection with a client engagement is typically assigned to the client. In limited situations, the Company may retain ownership, or obtain a license from its client, which permits Mastech or a third party to market the software for the joint benefit of the client and Mastech or for the sole benefit of Mastech.

FACILITIES

  The Company leases 35,900 square feet of office space in the Pittsburgh suburb of Oakdale, Pennsylvania which serves as its headquarters. The Company's senior management, administrative personnel, human resources and sales and marketing functions are housed in this facility. This lease expires on May 31, 2000 and contains two additional options to extend the lease for five years. The Company believes that this location has sufficient space for its current and anticipated near-term needs. The Company also has offices in Washington D.C. and San Francisco.

  The Company has also recently opened offices in several countries in order to develop business internationally. The Company currently leases office space in London, Singapore, Toronto and Tokyo. These locations allow the Company to respond quickly to the needs of its international clients and to recruit qualified IT professionals in these markets.

  Mascot Systems leases two offshore software development facilities totaling 34,200 square feet in Bangalore, India. These facilities were established by Messrs. Wadhwani and Trivedi to deliver the Company's offshore software development services to the Company's clients worldwide. Mascot Systems intends to lease from Messrs. Wadhwani and Trivedi two additional offshore software development centers. These facilities, totaling 100,000 square feet, are located in Pune and Madras, India, and are currently under construction.

LITIGATION

  The Company is not a party to any litigation that is expected to have a material adverse effect on the Company or its business.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The Company's directors and executive officers and their respective ages and positions as of September 30, 1996, are as follows:

NAME                       AGE                     POSITION
Sunil Wadhwani............  43 Co-Chairman, Chief Executive Officer and Director
Ashok Trivedi.............  47 Co-Chairman, President and Director
Michael Zugay.............  44 Vice President--Finance
Steven Shangold...........  35 Vice President--U.S. Sales and Marketing
Ajmal Noorani.............  34 Vice President--International Operations
Sushma Rajagopalan........  33 Vice President--Resourcing
Murali Balasubamanyam.....  41 Vice President--Human Resources
Shekar Sivasubramanian....  32 Vice President--Applications Solutions

  SUNIL WADHWANI has served as Co-Chairman and Chief Executive Officer of the Company since October 1996, and a Director since 1986. From 1986 through September 1996, he served as Chairman of the Company and held several other offices, including Vice President, Secretary and Treasurer. From 1981 to 1986, Mr. Wadhwani served as President of Uro-Valve, Inc., a start-up manufacturer of specialized medical devices that he founded in 1981. Prior to 1981 Mr. Wadhwani worked as a management consultant assisting companies in strategic planning, operations, marketing and sales. Mr. Wadhwani has a Master's degree in Industrial Administration from Carnegie-Mellon University and a Bachelor's degree in Mechanical Engineering from the Indian Institute of Technology.

  ASHOK TRIVEDI has served as Co-Chairman and President of the Company since October 1996, and as a Director since 1988. From 1988 through September 1996, Mr. Trivedi served as President of the Company and held other offices, including Secretary and Treasurer. From 1976 to 1988, he held various marketing and management positions with Unisys Corporation. Mr. Trivedi has a Master's in Business Administration degree from Ohio University and a Master of Science degree in Physics from Delhi University.

  MICHAEL ZUGAY has served as Vice President--Finance of the Company since March 1995. From March 1994 to March 1995, he served as an independent consultant to the steel industry. From 1990 through February 1994, he served as President and CEO of Bliss-Salem, Inc., a provider of products to the steel industry. He was also Bliss-Salem's Vice President of Finance and Administration from 1986 to 1990. Prior to this, he served in various positions at Bekaert Steel Wire Corporation and KPMG Peat Marwick LLP. Mr. Zugay is a certified public accountant with over 23 years of financial and operational experience. Mr. Zugay has a Bachelor's degree in Business Management from Indiana University of Pennsylvania.

  STEVEN SHANGOLD has served as Vice President--U.S. Sales and Marketing of the Company since October 1995. From February 1992 through September 1995, he served as the Company's Sales Director--Commercial Division. From 1982 through January 1992, he was employed by Redshaw Corporation (a subsidiary of ITT/Hartford that markets integrated software packages to the insurance industry), most recently as Vice President--Sales and Marketing. Mr. Shangold holds a Bachelor's degree in Management from Syracuse University, and a Bachelor's degree in Advertising from the S.I. Newhouse School.

  AJMAL NOORANI has served as Vice President--International Operations of the Company since May 1996. From June 1994 to May 1996, he was employed by Mellon Bank as an Assistant Vice President--Corporate Finance. From 1990 to May 1994, Mr. Noorani held a number of positions with the Company, including Director-- Government Division. Between 1988 and 1990 he was a Senior Management Consultant at Arthur Andersen & Co. Mr. Noorani has a Master's degree in Industrial Administration from Carnegie-Mellon University and a Bachelor's degree in Engineering from Maharaja Sayajrao University.

  SUSHMA RAJAGOPALAN has served as a Vice President--Resourcing of the Company since October 1995. From June 1993 to October 1995, she served as the Company's Director--Federal Division, and between

November 1992 and June 1993, she held various managerial positions with the Company. From June 1988 to October 1991, Ms. Rajagopalan was an Assistant Vice President--Human Resources with Citibank in India. She has a Master's degree in Personnel Management from the Tata Institute of Social Sciences.

  MURALI BALASUBAMANYAM has served as a Vice President--Human Resources of the Company since October 1995. From September 1994 to October 1995, he served as the Company's Director--Human Resources. Prior to joining the Company, he served as Deputy General Manager (Human Resources) with HCL Group of Companies from November 1992 to September 1994. From March 1990 to October 1992, he served as General Manager (Human Resources) for Fedders Lloyd Corp. He also served as Head of Personnel with PCL-Dell, from 1986 to 1989. He has a Bachelor's degree in Business Administration from Madurai University.

  SHEKAR SIVASUBRAMANIAN has served as Vice President--Applications Solutions since August 1996. From July 1995 to August 1996, he served as the Company's Director of Projects. Between May 1991 and July 1995, he served as Program Manager in charge of the Company's largest contract with IBM. Prior to joining the Company, he held various management and technical positions with Tata Consultancy Services. He has an MBA in Finance from the University of Missouri and a Bachelor's degree in Mechanical Engineering from the Indian Institute of Technology.

  The Company's executive officers are appointed annually by, and serve at the discretion of, the Board of Directors. Each executive officer is a full-time employee of the Company. The Board of Directors currently consists of two members. The Company expects to fill the three current vacancies on the Board with independent directors within 90 days following the consummation of this offering. The Board of Directors is divided into three classes, each of whose members serve for a staggered three-year term. The Board is comprised of two Class I Directors (to be appointed within 90 days after the closing of this offering), two Class II Directors (Mr. Wadhwani and one to be appointed within 90 days after the closing of this offering) and one Class III Director (Mr. Trivedi). At each annual meeting of shareholders, the appropriate number of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring. The terms of the Class I Directors, Class II Directors and Class III Directors will expire upon the election and qualification of successor directors at the annual meetings of shareholders held in calendar years 1997, 1998 and 1999, respectively. There are no family relationships between any director or executive officer of the Company.

BOARD COMMITTEES

  The Audit Committee will be responsible for reviewing with management the financial controls, accounting, audit and reporting activities of the Company. The Audit Committee will review the qualifications of the Company's independent auditors, make recommendations to the Board of Directors regarding the selection of independent auditors, review the scope, fees and results of any audit and review non-audit services and related fees provided by the independent auditors. The members of the Audit Committee have not yet been appointed. A majority of the members of the Audit Committee will be independent directors.

  The Compensation Committee will be responsible for the administration of all salary and incentive compensation plans for the officers and key employees of the Company, including bonuses. The Compensation Committee will also administer the Company's Stock Incentive Plan. The members of the Compensation

Committee have not yet been appointed. A majority of the members of the Compensation Committee will be independent directors.

  No director has been appointed to the Company's Audit Committee or Compensation Committee as of the date of this Prospectus. The Board of Directors does not have a nominating committee. The selection of nominees for the Board of Directors will be made by the entire Board of Directors.

DIRECTOR COMPENSATION

  Directors who are not executive officers of the Company will be paid an annual retainer of $20,000, and all directors will be reimbursed for travel expenses incurred in connection with attending board and committee meetings. Directors are not entitled to additional fees for serving on committees of the Board of Directors. Pursuant to the terms of the formula program of the Company's Stock Incentive Plan, each director of the Company appointed after the completion of this offering who is not otherwise employed by the Company automatically will be granted options to purchase 15,000 shares of Common Stock. See "Management--Employee Benefit Plans; Independent Director Options."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company did not have a Compensation Committee prior to this offering. Accordingly, Messrs. Wadhwani and Trivedi, the Company's Co-Chairman and Chief Executive Officer and the Company's Co-Chairman and President, respectively, had responsibility for all decisions with respect to executive officer compensation.

EXECUTIVE COMPENSATION

  The following table sets forth certain information concerning compensation earned by the Company's Chief Executive Officer and each of the other most highly compensated executive officers whose salary and bonus compensation for the fiscal year ended December 31, 1995 exceeded $100,000 (collectively, the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                                     ANNUAL COMPENSATION (1)
                                                     --------------------------
NAME AND PRINCIPAL POSITION                             SALARY        BONUS (2)
Sunil Wadhwani......................................    $108,000(3) $        --
 Co-Chairman and Chief Executive Officer
Ashok Trivedi.......................................     108,000(3)          --
 Co-Chairman and President
Steven Shangold.....................................      68,333        170,003
 Vice President--U.S. Sales and Marketing
Sushma Rajagopalan..................................      79,543         26,000
 Vice President--Resourcing

---------------------
(1) In accordance with the rules of the Securities and Exchange Commission other compensation in the form of perquisites and other personal benefits has been omitted because such perquisites and other personal benefits constitute less than 10% of the total annual salary and bonus for the named executive officer for such year.
(2) Bonuses were paid in 1995 for 1994 performance. The bonus amount shown for Steven Shangold includes sales commissions of $24,944.
(3) In addition to these salary amounts, Messrs. Wadhwani and Trivedi received Subchapter S distributions as shareholders of the Company. Following this offering, Messrs. Wadhwani and Trivedi will have a revised compensation structure. See "Management--Employment Agreements" and "S Corporation Dividend."

EMPLOYEE BENEFIT PLANS

  Stock Incentive Plan. The Company has reserved an aggregate of 2,160,000 shares of Common Stock for issuance under the 1996 Stock Incentive Plan (the "Stock Incentive Plan"), which may be granted to directors, officers and other employees and consultants of the Company and its subsidiaries. The Stock Incentive Plan permits: (i) the grant of incentive stock options; (ii) the grant of non-qualified stock options; (iii) the issuance or sale of Common Stock with or without vesting or other restrictions ("Stock Grants"); (iv) the grant of Common Stock upon the attainment of specified performance goals ("Performance Share Awards"); and (v) the grant of stock appreciation rights. In addition, directors who are not employees or officers of the Company ("Independent Directors") will automatically be eligible for certain grants under the Stock Incentive Plan, as described below. On and after the date the Stock Incentive Plan becomes subject to Section 162(m) of the Internal Revenue Code of 1986, as amended, the maximum number of shares of Common Stock that may be awarded to any one individual in any calendar year is 200,000 shares. Although no options or other grants have been granted under the Stock Incentive Plan, the Board of Directors intends to do so in connection with this offering.

  The Stock Incentive Plan will be administered by the Board of Directors or by a committee designated by the Board ("Administrator"). Subject to the provisions of the Stock Incentive Plan, the Administrator has full power to determine, from among the persons eligible for grants under the Stock Incentive Plan: (i) the individuals to whom grants will be granted; (ii) the combination of grants to participants; and (iii) the specific terms of each grant. Incentive stock options may be granted only to officers or other employees of the Company or its subsidiaries, including members of the Board of Directors who are also employees of the Company or its subsidiaries.

  The option exercise price of each option granted under the Stock Incentive Plan is determined by the Administrator but, in the case of incentive stock options may not be less than 100% of the fair market value of the underlying shares on the date of grant. Incentive stock options may not be exercisable more than ten years from the date the option is granted. If any employee of the Company or any subsidiary owns or is deemed to own at the date of grant shares of stock representing in excess of 10% of the combined voting power of all classes of stock of the Company, the exercise price for incentive stock options granted to such employee may not be less than 110% of the fair market value of the underlying shares on that date and the option may not be exercisable more than five years from the date the option is granted. Upon the exercise of options, the option exercise price must be paid: (i) in cash; (ii) by delivery to the Company of a notice of exercise with an irrevocable direction to a registered broker-dealer to sell a sufficient number of shares and to deliver the sales proceeds directly to the Company; or (iii) in the sole discretion of the Administrator, by delivery of shares of Common Stock that have been previously owned by the optionee for at least six months.

  The Board of Directors can terminate or amend the Stock Incentive Plan at any time, except that no such action may adversely affect any right or obligation regarding any awards previously made under the Stock Incentive Plan without the consent of the recipient. In the event of any changes in the capital structure of the Company, such as a stock dividend or split-up, the Board of Directors must make equitable adjustments to outstanding unexercised awards so that the net value of the award is not changed.

  INDEPENDENT DIRECTOR OPTIONS. The Stock Incentive Plan provides for the automatic grant of non-qualified stock options to Independent Directors. Under such provisions, options to purchase 15,000 shares of Common Stock will be granted to each individual who first becomes a member of the Board of Directors after the closing date of this offering and who is not then an employee of the Company or any subsidiary of the Company. The option exercise price for options granted to Independent Directors under the Stock Incentive Plan will equal the then fair market value of the underlying Common Stock. Options granted to Independent Directors under the foregoing provisions will vest in annual installments over three years commencing on the first anniversary of the date of grant and will expire ten years after grant, subject to earlier termination if the optionee ceases to serve as a director.

  401(K) PLAN. The Company maintains a 401(k) defined contribution plan (the "401(k) Plan"). All employees of the Company who have completed six months of employment are eligible to participate in the 401(k) Plan, pursuant to which each participant may contribute up to 15% of eligible compensation (up to a statutorily prescribed annual limit of $9,500 in 1996). The Company does not currently match contributions made by employees to the 401(k) Plan. All amounts contributed by employee participants and earnings on these contributions are fully vested at all times. Employee participants may elect to invest their contributions in various established funds.

EMPLOYMENT AGREEMENTS

  The Company has entered into substantially identical employment contracts with Messrs. Wadhwani and Trivedi, pursuant to which each of them will serve as an executive officer of the Company at an annual base salary of not less than $300,000, plus an annual bonus of up to $200,000 if performance goals to be established by the Compensation Committee of the Board of Directors are met. The agreements have a term of 24 months and automatically extend for one month at the end of each month unless either party gives notice of their intention to terminate the agreement at the end of the term. The agreements provide that upon termination of employment by the Company other than for cause (as defined in the agreements) or death, disability or retirement, the Company shall pay the officer a lump sum amount equal to the amount the executive would have been paid, based upon his base salary at the time of termination, if such executive had remained an employee for the full term of his contract, plus shares of Common Stock having a value equal to the value of the executive's vested stock options and stock appreciation rights. In such event, the Company will also provide health insurance for the executive for the remainder of his life at the level in effect for other executives prior to his termination for the remainder of the term. In the event the executive is terminated due to a disability, the Company will continue to pay for three years the executive's salary and an amount equal to his bonus in the year prior to his termination, reduced by any amounts paid to the executive under the Company's disability plan. Under the agreements, the Company agrees to indemnify the executive to the full extent not prohibited by law for liabilities he incurs in his capacity as a director, officer or controlling person of the Company. Under the agreements, the executives agree to a noncompetition covenant during the term of the agreement and for one year after the termination of their employment for cause and to nonsolicitation and nondisclosure covenants during the term of the agreement and for one year after the termination of their employment for any reason.

  The other Named Executive Officers are parties to employment agreements which outline their responsibilities and provide generally for base salary plus annual incentive bonuses. These executives are "at will" employees of the Company and can be terminated by the Company with or without cause or they may resign. Under the agreements, the executives are entitled to three months' salary continuation if they are terminated by the Company without cause generally, and to six months' salary continuation if they are terminated by the Company without cause during the 90 days following the sale of the Company to a third party. The employment agreements also contain confidentiality provisions and noncompetition and nonsolicitation covenants.

  In October 1996, the Company entered into an agreement with Steven Shangold, the Company's Vice President of U.S. Sales and Marketing, pursuant to which the Company agreed to pay Mr. Shangold, as compensation for past services, an amount equal to the value of 109,200 shares of Common Stock. One half of the foregoing payment will be made promptly following the closing of this offering and will be paid in cash or in Common Stock at the election of Mr. Shangold. The remaining half will be paid in the form of 54,600 shares of restricted Common Stock which will vest on June 30, 1998. If Mr. Shangold voluntarily leaves the employment of the Company or is terminated by the Company for cause before that date, the shares of restricted stock will be forfeited. If Mr. Shangold is terminated without cause, upon the sale of the Company or upon death, the shares of restricted stock will vest on a pro rata basis.

                             CERTAIN TRANSACTIONS

  Mascot Systems is an Indian corporation which, prior to becoming a subsidiary of the Company, was controlled by Messrs. Wadhwani and Trivedi. The Company has in the past engaged Mascot Systems as a subcontractor to perform offshore software development projects. For the nine months ended September 30, 1996, and the year ended December 31, 1995, the Company paid Mascot Systems approximately $735,000 and $205,000, respectively, for these services.

  On December 16, 1996, the Company purchased the shares of Mascot Systems held by Messrs. Wadhwani and Trivedi for $170,000, which price was based upon an independent valuation of that interest. The purchase price was paid from the Company's working capital. The Company has entered into an agreement to purchase the minority shares of Mascot Systems, which are held by relatives of Messrs. Wadhwani and Trivedi, for $20,000, based upon an independent valuation. These transactions are expected to be completed shortly after completion of this offering.

  Mascot Systems is currently operating one and developing three other offshore software development facilities in the cities of Bangalore, Pune and Madras, India. For the nine months ended September 30, 1996, and the year ended December 31, 1995 the Company advanced Mascot Systems $1,163,000 and $865,000, respectively, towards the cost of setting up and operating these facilities. In connection with the Company's acquisition of Mascot Systems, the aggregate amount of these advances will be eliminated in consolidation.

  Scott Systems is an Indian corporation which, prior to becoming a subsidiary of the Company, was indirectly controlled by Messrs. Wadhwani and Trivedi through a Pennsylvania corporation known as SWAT Systems Corporation ("SWAT"). The Company has in the past engaged Scott Systems to recruit and train IT professionals in India. For the nine months ended September 30, 1996, and the year ended December 31, 1995, the Company paid Scott Systems approximately $343,000 and $289,000, respectively, for these services.

  On December 16, 1996, SWAT was merged with and into Mastech and Scott Systems thereby became a subsidiary of the Company. Messrs. Wadhwani and Trivedi received nominal consideration in this transaction. The Company has entered into an agreement to purchase the minority shares of Scott Systems, some of which are held by relatives of Messrs. Wadhwani and Trivedi, for $26,000. The transfer of shares held by SWAT to the Company as a result of the merger and the acquisition of minority shares by the Company require the approval of the Reserve Bank of India.

  Mascot Systems leases or intends to lease from Messrs. Wadhwani and Trivedi the office space for the offshore software development facilities in Bangalore, Pune and Madras, India. The acquisition of the real estate and the construction of these office buildings (but not the buildout of the office space) was financed entirely by Messrs. Wadhwani and Trivedi out of personal funds. Specifically, Mascot Systems leases approximately 4,200 square feet of office space on one floor of an office building located in Bangalore, India, which floor is owned by Messrs. Wadhwani and Trivedi. The lease has a one year term expiring in March, 1997 and the rent is approximately $7,000 per year. Mascot Systems also leases a 30,000 square foot office building located in Bangalore, India from Messrs. Wadhwani and Trivedi. This lease has a one year term expiring in October, 1997 and the annual rent is approximately $110,000 per year. The offshore software development facilities located in Pune and Madras, India are presently under construction with occupancy expected in December 1996 and February 1997, respectively. Mascot Systems expects to enter into two additional leases with Messrs. Wadhwani and Trivedi for these facilities. The facility in Pune, India is a 35,000 square foot office building and the facility in Madras, India is a 65,000 square foot office building.

  Scott Systems leases, for its training facilities, approximately 2,100 square feet of office space on one floor of an office building located in Mumbai (Bombay), India. The leased space is divided into five separately owned suites owned individually by Messrs. Wadhwani and Trivedi. The leases have a one-year term expiring in April 1997 and the aggregate rent is $20,000 per year. Scott Systems intends to lease further office space of approximately 900 square feet on another floor in the same office building which is owned by Messrs. Wadhwani and Trivedi. The lease will have a one year term expiring in October 1997 and the rent will be $6,000 per year.

  The Company believes that the terms of the leases described above are or will, when executed, be no less favorable to the Company than could be obtained from unrelated third parties.

  During 1995 and the first six months of 1996, the Company was a party to three real property leases with Messrs. Wadhwani and Trivedi for residential space near its Pittsburgh headquarters. The leased premises included two condominium units and one single family residence. These leased premises were used to accommodate out-of-town IT professionals temporarily working at the Company's Pittsburgh facility or in transit to another working location. The aggregate monthly rental for these leased premises was $3,000 per month plus the operating costs of the premises. The Company terminated these leases in the second quarter of 1996. Various residential properties are owned by Messrs. Wadhwani and Trivedi in India and will be leased by the Company for similar purposes.

  As an S Corporation, the net income of the Company has been attributed, for federal (and some state) income tax purposes, directly to the Company's shareholders rather than to the Company. During 1995 and the first nine months of 1996, the Company has from time to time paid the corresponding income taxes due on these amounts on behalf of Messrs. Wadhwani and Trivedi in the form of interest-free advances which they later repaid. The highest aggregate amounts of advances outstanding to Mr. Wadhwani and the Wadhwani Family Qualified Subchapter S Trust during 1995 and the first nine months of 1996 were $116,586 and $1,682,048, respectively. The highest aggregate amounts of advances outstanding to Mr. Trivedi during 1995 and the first nine months of 1996 were $116,583 and $1,681,941, respectively. This practice will be discontinued prior to the effective date of this offering.

  The Company and the Selling Shareholders have entered into an agreement whereby the Selling Shareholders will agree to cause the Company to terminate its S Corporation election in connection with this offering. The Company is obligated to indemnify the Selling Shareholders for the amount of any increase in taxable income allocable to them in the event of any audit of the Company's tax returns.

  The Board of Directors of the Company has adopted a resolution requiring all future transactions, including any loans from the Company to its officers, directors, principal shareholders or affiliates, to be approved by a majority of the Board of Directors, including a majority of the independent and disinterested members of the Board of Directors or, if required by law, a majority of the disinterested shareholders, and requiring such transactions to be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of December 10, 1996, and as adjusted to reflect the sale of the shares offered hereby, by: (i) each person known by the Company to own beneficially more than 5% of the outstanding shares of Common Stock; (ii) each director of the Company; (iii) each of the Named Executive Officers; and (iv) all Directors and executive officers of the Company as a group. Except as noted, all persons listed below have sole voting and investment power with respect to their shares of Common Stock, subject to community property laws where applicable.

                          BENEFICIAL OWNERSHIP                BENEFICIAL OWNERSHIP
                           PRIOR TO OFFERING                     AFTER OFFERING
                          ----------------------  NUMBER OF   -----------------------
                           NUMBER OF             SHARES BEING  NUMBER OF
       NAME                  SHARES     PERCENT    OFFERED       SHARES      PERCENT
Sunil Wadhwani (1)(2)...     9,100,000     50.0%    700,000       8,400,000     38.9%
Ramesh Thadani, as co-
 trustee of a
 Wadhwani family trust
 (2)(3).................     1,333,696      7.3           0       1,333,696      6.2
Ashok Trivedi (2)(4)....     9,100,000     50.0     700,000       8,400,000     38.9
Arun Nayar, as co-
 trustee of certain
 Trivedi family trusts
 (2)(5).................     2,243,696     12.3           0       2,243,696     10.4
Mohan Phanse, as co-
 trustee of certain
 Trivedi family trusts
 (2)(5).................     1,333,696      7.3           0       1,333,696      6.2
Steven Shangold (6).....       109,200     *          --            109,200     *
Sushma Rajagopalan......       --         --          --           --           --
All directors and
 executive officers as a
 group
 (8 persons)(6).........    18,309,200    100.0   1,400,000      16,909,200     77.9

---------------------
*Less than 1%

(1) Includes 2,243,696 shares held by three family trusts, for which Mr. Wadhwani is a co-trustee with sole investment power and no voting power over such shares.

(2) The address of Messrs. Wadhwani, Trivedi, Thadani, Nayar and Phanse is c/o Mastech Corporation, 1004 McKee Road, Oakdale, Pennsylvania 15071.

(3) Mr. Thadani is a co-trustee of two of the Wadhwani family trusts referred to in note 1, above, with no investment power and sole voting power over such shares.

(4) Includes 2,243,696 shares held by three family trusts, for which Mr. Trivedi is a co-trustee with sole investment power and no voting power over such shares.

(5) Mr. Nayar is co-trustee of the three Trivedi family trusts and Mr. Phanse is co-trustee of two of the Trivedi family trusts, in each case, referred to in note 4, above, with no investment power and shared voting power over such shares.

(6) Includes 109,200 shares of Common Stock, of which 54,600 shares are subject to restriction, that Mr. Shangold will have the right to receive upon completion of this offering.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  Upon completion of this offering, the authorized capital stock of the Company will consist of 100,000,000 shares of Common Stock, par value $.01 per share, and 20,000,000 shares of Preferred Stock, without par value. The following description of the capital stock of the Company is a summary, and as such, it does not purport to be complete and is subject, and qualified in its entirety by reference to, the more complete descriptions contained in: (i) the Articles of Incorporation of the Company, as amended (the "Articles"), and the Bylaws of the Company, as amended (the "Bylaws"), copies of each of which are incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part; and (ii) the certificate of designation relating to any series of Preferred Stock that may be established by the Board of Directors. Upon completion of this offering, the Company will have outstanding 21,600,000 shares of Common Stock and no shares of Preferred Stock. As of December 10, 1996, there were eight record holders of record of Common Stock.

COMMON STOCK

  The Company is authorized to issue up to 100,000,000 shares of Common Stock. Subject to the rights and preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive dividends, when, if and as declared by the Board of Directors of the Company.

  The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by shareholders. Shareholders do not have cumulative voting rights in the election of directors, meaning that the holders of a majority of the shares entitled to vote in any election of directors may elect all of the directors standing for election. The Bylaws require shareholders desiring to either nominate persons for election as a director or present matters for business at a shareholders meeting to give advance notice of such nominations and/or matters to the Company.

  Generally, whenever any corporate action is to be taken by vote of the shareholders of the Company, or by a class of such shareholders of the Company, it shall be authorized upon receiving the affirmative vote of a majority of the votes cast by such shareholders, or by such class of shareholders, entitled to vote thereon. The Articles, however, in addition require the approval of at least 66 2/3% of the votes cast by shareholders of the Company, voting together as a single class, for the following: (i) the approval of a fundamental change under the Pennsylvania Business Corporation Law of 1988, as amended ("PBCL"), including amendments of the Articles, a merger or consolidation of the Company for which shareholder approval is required by law, share exchanges, the sale or other disposition of all or substantially all of the assets of the Company, a division of the Company, and the voluntary dissolution and winding up of the Company ("Fundamental Transactions"), unless any such Fundamental Transaction is unanimously approved by all the directors of the Company; and (ii) the amendment of the Bylaws unless any such amendment is unanimously approved by all the directors of the Company. The Articles provide that the shareholders may remove any director, any class of directors or the entire Board of Directors without cause by the vote of 66 2/3% of the votes cast by shareholders entitled to vote thereon. The Articles permit shareholder action to be taken by the written consent of the shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon are present and voting.

  The Articles provide that the Board of Directors shall consist of five persons and that the Board shall be divided into three classes of directors, each class as nearly equal in number as possible, with one class being elected each year for a three-year term. The classification of the Board helps to ensure continuity of corporate leadership and policy; however, it also has the effect of making it more difficult for a person to acquire control of the Company's Board of Directors because at least two annual meetings are necessary to effect a change in a majority of the Company's directors. Further, the Articles provide that the approval of at least four of the directors is required for Board action.

  In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after the payment of all liabilities of the Company and subject to the liquidation preferences of any outstanding Preferred Stock. The Common Stock does not carry preemptive rights, is not redeemable, does not have any conversion rights, is not subject to further calls and is not subject to any sinking fund provisions. The outstanding shares of Common Stock are and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and nonassessable. Except in certain circumstances as discussed below under "Certain Provisions Affecting Control of the Company," the Common Stock is not subject to discriminatory provisions based on ownership thresholds.

  The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future. See "Description of Capital Stock--Preferred Stock."

PREFERRED STOCK

  The Company is authorized to issue up to 20,000,000 shares of Preferred Stock. The Board of Directors is authorized, subject to any limitations prescribed by law, without further shareholder approval, to issue such shares of Preferred Stock in one or more series, with such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be established by the Board of Directors at the time of issuance.

  The issuance of Preferred Stock by the Board of Directors could adversely affect the rights of holders of Common Stock. For example, the issuance of shares of Preferred Stock could result in securities outstanding that would have preference over the Common Stock with respect to dividends and in liquidation and that could (upon conversion or otherwise) enjoy all of the rights of the Common Stock.

  The authority possessed by the Board of Directors to issue Preferred Stock could potentially be used to discourage attempts by third persons to obtain control of the Company through merger, tender offer, proxy or consent solicitation or otherwise, by making such attempts more difficult to achieve or more costly. The Board of Directors may issue Preferred Stock without shareholder approval and with voting rights that could adversely affect the voting power of holders of Common Stock. There are no agreements or understandings for the issuance of Preferred Stock, and the Company has no plans to issue any shares of Preferred Stock. See "Risk Factors-- Possible Issuances of Preferred Stock."

CERTAIN PROVISIONS AFFECTING CONTROL OF THE COMPANY

  General. Certain provisions of the Company's Articles and the PBCL operate with respect to extraordinary corporate transactions, such as mergers, reorganizations, tender offers, sales or transfers of substantially all of the Company's assets or the liquidation of the Company, and could have the effect of delaying or making more difficult a change in control of the Company in certain circumstances.

  Certain Provisions of the Articles. The Articles provide, among other things, that Fundamental Transactions and Bylaw amendments must be approved by at least 66 2/3% of the votes cast by shareholders of the Company, unless the transaction or amendment is unanimously approved by all of the directors of the Company. This provision is intended to require that Fundamental Transactions and Bylaw amendments have either the unanimous mandate of the Company's Board of Directors, who are statutorily charged in the first instance with managing the business and affairs of the corporation, or the support of a substantial percentage of the corporation's shareholders. This provision, however, makes it more difficult to obtain approval of a Fundamental Transaction that is approved by a majority but not all of the directors. Further, the holders of 33 1/3% or more of the shares cast on a Fundamental Transaction can effectively block the transaction by voting against it. Upon completion of this offering, each of Messrs. Wadhwani and Trivedi will beneficially own in excess of 33 1/3% of the Company's Common Stock. As a result of this provision, a Fundamental Transaction or Bylaw amendment that is supported by the holders of a majority of the Company's directors and by a majority of the outstanding voting shares of the Company may not be approved.

  Certain Provisions of the PBCL. The Company is governed by a set of interrelated provisions of the PBCL which are designed to support the validity of actions taken by the Board of Directors in response to takeover bids, including specifically the Board's authority to "accept, reject or take no action" with respect to a takeover bid, and permitting the unfavorable disparate treatment of a takeover bidder. Another provision of the PBCL gives the directors broad discretion in considering the best interests of the corporation, including a provision which permits the Board, in taking any action, to consider various corporate interests, including employees, suppliers, clients and communities in which the corporation is located, the short and long-term interests of the corporation, and the resources, intent and conduct of any person seeking to acquire control of the corporation. These provisions may have the effect of making more difficult and thereby discouraging attempts to acquire control of the Company in a transaction that the Board determines not to be in the best interests of the Company.

  The Company has elected to opt-out of certain antitakeover provisions of the PBCL, including: (i) provisions which prohibit certain business combinations (as defined in the PBCL) involving a corporation that has voting shares registered under the Exchange Act and an "interested shareholder" (generally defined to include a person who beneficially owns shares representing at least 20% of the votes that all shareholders would be entitled to cast in an election of directors of the corporation) unless certain conditions are satisfied or an exemption is applicable; (ii) provisions concerning a "control-share acquisition" in which the voting rights of certain shareholders of the corporation (specifically, a shareholder who acquires 20%, 33 1/3% or 50% or more of the voting power of the corporation) are conditioned upon the consent of a majority vote at a meeting of the independent shareholders of the corporation after disclosure by such shareholder of certain information, and with respect to which such shareholder is effectively deprived of voting rights if consent is not obtained; (iii) provisions pursuant to which any profit realized by a "controlling person or group," generally defined as a 20% beneficial owner, from the disposition of any equity securities within twenty-four months prior to, and eighteen months succeeding, the acquisition of such control is recoverable by the corporation; (iv) provisions pursuant to which severance payments are to be made by the corporation to any eligible employee of a covered corporation whose employment is terminated, other than for willful misconduct, within ninety days before, or twenty-four months after, a control-share acquisition; and (v) provisions pursuant to which any holder of voting shares of a registered corporation who objects to a "control transaction" (generally defined as the acquisition by a person or group (the "controlling person or group") that would entitle the holders thereof to cast at least 20% of the votes that all shareholders would be entitled to cast in an election of the directors of the corporation) is entitled to make a written demand on the controlling person or group for payment of the fair value of the voting shares of the corporation held by the shareholder. Given the ownership structure of the Company after this offering, the Company's Board of Directors believed that there was a risk that one or more of these provisions could be inadvertently triggered by the normal activities of the Company and its principal shareholders and that, therefore, it was in the best interests of the Company to opt-out of these provisions.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have 21,600,000 shares of Common Stock outstanding. See "Capitalization." Of these shares, the 4,800,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below. The remaining 16,800,000 shares of Common Stock are restricted securities (the "Restricted Shares") within the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption offered by Rule 144.

  The Company's current shareholders have agreed not to sell or otherwise dispose of any of their shares of Common Stock for a period of 180 days after the effective date of this offering (the "Lock-Up Period") without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"). Because of these restrictions, on the date of this Prospectus, none of the shares, other than the 4,800,000 shares offered hereby, will be eligible for sale. Beginning after the expiration of the Lock-Up Period (or earlier upon the prior written consent of DLJ), all of the Restricted Shares may be sold in the public market subject to Rule 144 under the Securities Act, except for 2,667,392 shares held in family trusts established by Messrs. Wadhwani and Trivedi which may not be sold prior to November 30, 1998 pursuant to the terms of a shareholders agreement with the Company.

  In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after this offering, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years, including a person who may be deemed an Affiliate of the Company, may sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of Common Stock of the Company (216,000 shares after giving effect to this offering) or the average weekly trading volume of the Common Stock as reported through the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 of the Securities Act are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the Company. In addition, under Rule 144(k) of the Securities Act, a person who is not an Affiliate of the Company at any time 90 days preceding a sale, and who has beneficially owned shares for at least three years, would be entitled to sell such shares immediately following this offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144. The Commission has proposed to amend the holding period required by Rule 144 to permit sales of "restricted" securities after one year rather than two years (and two years rather than three years for "non-affiliates" under Rule 144(k)).

REGISTRATION RIGHTS

  The Company has entered into a Shareholders Agreement with Sunil Wadhwani and Ashok Trivedi, pursuant to which the Company has granted them certain registration rights. Pursuant to the Shareholders Agreement, at any time beginning two years after the completion of this offering, Messrs. Wadhwani and Trivedi (and certain transferees including members of their families and trusts and other entities controlled by them) each have the right, subject to certain restrictions set forth in the Shareholders Agreement, to require the Company to register under the Securities Act the Common Stock owned by such holders on the date of this offering at the Company's expense on no more than two occasions. The Company is be obligated to use its best efforts to qualify for registration of securities on Form S-3 under the Securities Act. After the Company has qualified for the use of Form S-3, Messrs. Wadhwani and Trivedi have the right to an unlimited number of registrations on such form; the Company is not, however, required to effect a registration on a Form S-3 more than once in any six-month period. Also pursuant to the Shareholders Agreement, if, at any time following this offering, subject to the lock-up agreements entered into by Messrs. Wadhwani and Trivedi, the Company proposes to register any of its Common Stock under the Securities Act for sale to the public, Messrs. Wadhwani and Trivedi will have unlimited piggyback registration rights at the Company's expense, subject to certain restrictions set forth in the Shareholders Agreement. In addition, the Company agrees to indemnify Wadhwani and Trivedi against certain liabilities, including liabilities under the Securities Act, that they may incur in connection with this offering and in connection with any offering governed by the Shareholders Agreement. The registration rights to be granted to Messrs. Wadhwani and Trivedi under the Shareholders Agreement are not exclusive and the Company could determine to register shares owned by Messrs. Wadhwani and Trivedi other than pursuant to the Shareholders Agreement.

  The Company intends to register on a registration statement on Form S-8, approximately 90 days after the date of this Prospectus, a total of 2,160,000 shares of Common Stock reserved for issuance under the Company's Stock Incentive Plan and up to 109,200 shares of Common Stock which may be issued to Steven Shangold as compensation pursuant to the terms of the Company's agreement with Mr. Shangold. See "Management--Employment Agreements."

  Prior to this offering there has been no market for the Common Stock of the Company. The Company can make no prediction as to the effect, if any, that market sales of shares of Common Stock or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant numbers of shares of the Common Stock in the public market, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors--Shares Eligible for Future Sale."

                                 UNDERWRITING

  Subject to certain terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation, Cowen & Company, Montgomery Securities and Parker/Hunter Incorporated are acting as Representatives, have severally agreed to purchase from the Company and the Selling Shareholders, and the Company and the Selling Shareholders have agreed severally to sell to each of the Underwriters, the number of shares of Common Stock (the "Shares") set forth opposite their respective names at the initial public offering price per share less the underwriting discounts and commissions set forth on the cover of this Prospectus.

                                                                        NUMBER
UNDERWRITERS                                                           OF SHARES
Donaldson, Lufkin & Jenrette Securities Corporation...................
Cowen & Company.......................................................
Montgomery Securities.................................................
Parker/Hunter Incorporated............................................
                                                                       ---------
  Total............................................................... 4,800,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to purchase the Shares are subject to approval of certain legal matters by their counsel and to certain other conditions. If any of the Shares are purchased by the Underwriters pursuant to the Underwriting Agreement, the Underwriters are obligated to purchase all Shares (other than those covered by the over-allotment option described below).

  The Company and the Selling Shareholders have been advised by the Underwriters that they propose to offer the Shares to the public initially at the price to the public set forth on the cover page of this Prospectus and to
certain dealers at such price, less a concession not in excess of $     per
Share. The Underwriters may allow, and such dealers may re-allow, a concession
not in excess of $     per Share to certain other dealers. After this
offering, the offering price and other selling terms may be changed by the Underwriters.

  Pursuant to the Underwriting Agreement, the Selling Shareholders have granted to the Underwriters an option, exercisable not later than 30 calendar days from the date of the Underwriting Agreement, to purchase up to an aggregate of 720,000 additional shares at the initial offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions, solely to cover over-allotments.

  To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of the option shares as the number of Shares to be purchased by it shown in the above table bears to the total number of Shares shown in the above table, and the Selling Shareholders will be obligated, pursuant to the option, to sell such Shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Shares. If purchased, the Underwriters will sell such additional 720,000 shares on the same terms as those on which the Shares are being offered.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Shareholders against certain civil liabilities, including liabilities under the Securities Act.

  The Company, the Selling Shareholders and the executive officers and directors of the Company have each agreed that during the Lock-Up Period they will not, without the prior written consent of DLJ, sell, offer to sell, contract to sell, grant any option to purchase or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock, other than the Shares, except that the Company may grant options under its 1996 Stock Incentive Plan, provided that, without the prior written consent of DLJ, such options shall not be exercisable during such period.

  The Representatives have informed the Company and the Selling Shareholders that the Underwriters do not intend to confirm sales to any discretionary accounts without prior specific written approval of the customer.

  Prior to this offering, there has been no public market for the shares of Common Stock. The initial public offering price will be negotiated among the Company, the Selling Shareholders and the Representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuations of companies in related businesses.

                                 LEGAL MATTERS

  The validity of the issuance of the Common Stock offered hereby and certain other legal matters in connection with this offering will be passed upon for the Company by Buchanan Ingersoll Professional Corporation, Pittsburgh, Pennsylvania. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Sachnoff & Weaver, Ltd., Chicago, Illinois.

                                    EXPERTS

  The Financial Statements included in this Prospectus and the Financial Statement Schedule included in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, to the extent and for the periods as indicated in their reports with respect thereto, and are included therein in reliance upon the authority of said firm as experts in giving said reports.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement, of which this Prospectus constitutes a part, on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this Prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit.

  The Registration Statement, including exhibits and schedules thereto, may be inspected without charge at the Commission's principal office in Washington, D.C., public reference facilities maintained by the Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Seven World Trade Center, Room 1400, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, Room 1024, at prescribed rates. The Registration Statement, including the exhibits and schedules thereto, is also available at the Commission's site on the World Wide Web at http://www.sec.gov. Copies of reports, proxy and information statements and other information regarding the Company are also available at the Commission's Web site.

                                    GLOSSARY

  Set forth below are the definitions of certain terms used in this Prospectus:

"Applications" are the computer software programs that perform a desired task, such as inventory control analysis, cost analysis, accounts receivable and payable, payroll, shipping and scheduling.

"Client/server" describes the linking, or networking, of two or more computers to allow multiple users to access and share information. Client/server design is contrasted with "mainframe" design.

"Conversion" is the process of converting data and applications from one format to another in connection with an organization's adoption of different, usually more technologically advanced, hardware or software.

"Distributed computing environments" describes the use of multiple types of hardware and software applications within an organization, often in multiple locations.

"Enterprise Resource Planning" packages, such as SAP R/3, Oracle Applications, Baan Triton and PeopleSoft, are large, integrated applications packages used to manage information on an enterprise-wide basis.

"Hardware" is the physical computer system on which software applications operate.

"Information technology" describes the use of computers and software applications to manage information within an organization.

"Legacy" hardware and applications are information technology systems based on older technologies.

"Mainframe" describes a large, centralized computer on which an organization maintains information.

"Migration" is the process of moving applications and data from one computing environment, such as a mainframe environment, to another, such as a client/server environment.

"Object-oriented programming" is a type of software design in which various independently developed software applications are linked together as needed to achieve the desired programming result.

"Operating system" is the software that controls the allocation of computer resources to various software applications in order to maximize the efficiency of those resources.

"Software" is the code that directs computer hardware to manipulate other software or data in a desired way.

"Year 2000" refers to the software problems resulting from the date change on December 31, 1999 to the year 2000. Many software applications must be modified in order to operate properly after this date.

                              MASTECH CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
Report of Independent Public Accountants................................... F-2
Consolidated Balance Sheets as of December 31, 1994 and 1995 and September
 30, 1996.................................................................. F-3
Consolidated Income Statements for the years ended December 31, 1993, 1994 and 1995 and for the nine-month periods ended September 30, 1995
 (unaudited) and 1996...................................................... F-4
Consolidated Statements of Shareholders' Equity for the years ended
 December 31, 1993, 1994 and 1995 and the nine-month period ended
 September 30, 1996........................................................ F-5
Consolidated Statements of Cash Flows for the years ended December 31,
 1993, 1994 and 1995 and the nine-month periods ended September 30, 1995
 (unaudited) and 1996...................................................... F-6
Notes to Consolidated Financial Statements................................. F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To Mastech Corporation:

  We have audited the accompanying consolidated balance sheets of Mastech Corporation (a Pennsylvania corporation, formerly Mastech Systems Corporation) and subsidiaries as of December 31, 1994 and 1995 and September 30, 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995 and the nine-month period ended September 30, 1996. These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these Financial Statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Financial Statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the Financial Statements referred to above present fairly, in all material respects, the financial position of Mastech Corporation and subsidiaries as of December 31, 1994 and 1995 and September 30, 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 and the nine-month period ended September 30, 1996, in conformity with generally accepted accounting principles.

Pittsburgh, Pennsylvania,
October 31, 1996
 (except for the matters discussed in
 Note 9 for which the date is

 December 16, 1996)

                                                       Arthur Andersen LLP

                              MASTECH CORPORATION

                          CONSOLIDATED BALANCE SHEETS
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   PRO FORMA
                                  DECEMBER 31,                   SEPTEMBER 30,
                                 ----------------  SEPTEMBER 30, 1996 (NOTE 10)
                                  1994     1995        1996       (UNAUDITED)
             ASSETS
Current assets:
  Cash.......................... $ 4,100  $ 2,947     $   668       $   668
  Accounts receivable, net of
   allowance for uncollectible
   accounts (Note 7)............  16,300   19,146      22,809        22,809
  Unbilled receivables..........     807    1,504         517           517
  Advances--
   Affiliates...................      --      593       1,124         1,124
   Other........................     969      370         536           536
  Prepaid and other expenses....      63      421         181           181
                                 -------  -------     -------       -------
      Total current assets......  22,239   24,981      25,835        25,835
                                 -------  -------     -------       -------
Equipment and leasehold
 improvements, at cost:
  Equipment.....................     660      995       1,450         1,450
  Leasehold improvements........     118      146         168           168
                                 -------  -------     -------       -------
                                     778    1,141       1,618         1,618
  Less--Accumulated
   depreciation.................    (352)    (516)       (618)         (618)
                                 -------  -------     -------       -------
    Net equipment and leasehold
     improvements...............     426      625       1,000         1,000
                                 -------  -------     -------       -------
      Total assets.............. $22,665  $25,606     $26,835       $26,835
                                 =======  =======     =======       =======
 LIABILITIES AND SHAREHOLDERS'
             EQUITY
Current liabilities:
  Revolving credit facility
   (Note 3)..................... $    --  $    --     $ 1,000       $ 5,000
  Accounts payable..............   2,082    1,432       3,312         3,312
  Accounts payable to
   affiliates...................      36       16          16            16
  Accrued payroll and related
   costs........................   6,153    7,820       8,255         8,255
  Other accrued liabilities.....     267      717         816           816
  Deferred income taxes.........      --       --          --         4,700
                                 -------  -------     -------       -------
      Total current liabilities.   8,538    9,985      13,399        22,099
                                 -------  -------     -------       -------
Minority interest...............      26       54          63            63
Commitments and contingencies
 (Note 5)
Shareholders' equity:
  Preferred stock, without par
   value: 20,000,000 shares
   authorized, no shares
   outstanding .................      --       --          --            --
  Common stock, par value $0.01
   per share:
   100,000,000 shares
    authorized, 18,200,000
    shares issued and
    outstanding.................     182      182         182           182
  Additional paid-in capital....      11       11          11            11
  Retained earnings.............  13,909   15,375      13,212         4,512
  Currency translation
   adjustment...................      (1)      (1)        (32)          (32)
                                 -------  -------     -------       -------
      Total shareholders'
       equity...................  14,101   15,567      13,373         4,673
                                 -------  -------     -------       -------
      Total liabilities and
       shareholders' equity..... $22,665  $25,606     $26,835       $26,835
                                 =======  =======     =======       =======

  The accompanying notes are an integral part of these consolidated financial statements.

                              MASTECH CORPORATION

                         CONSOLIDATED INCOME STATEMENTS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                             NINE MONTHS ENDED
                                 YEARS ENDED DECEMBER 31,      SEPTEMBER 30,
                                 -------------------------  -------------------
                                  1993     1994     1995       1995      1996
                                                            (UNAUDITED)
Revenues.......................  $38,709  $70,050 $103,676    $76,156   $90,336
Cost of revenues...............   26,136   50,018   72,516     53,708    65,772
                                 -------  ------- --------    -------   -------
Gross profit...................   12,573   20,032   31,160     22,448    24,564
Selling, general and
 administrative (Note 6).......    9,829    8,704   12,843      8,868    14,175
                                 -------  ------- --------    -------   -------
Income from operations.........    2,744   11,328   18,317     13,580    10,389
Interest income (expense), net.        9       71      163        128         2
Minority interest in net loss
 (income) of subsidiaries......      (29)      26      (27)       (38)       (9)
                                 -------  ------- --------    -------   -------
Net income.....................  $ 2,724  $11,425 $ 18,453    $13,670   $10,382
                                 =======  ======= ========    =======   =======
                                      PRO FORMA INFORMATION--(UNAUDITED)
                                 ----------------------------------------------
                                                  (NOTE 10)
Net income.....................  $ 2,724  $11,425 $ 18,453    $13,670   $10,382
Pro forma income taxes.........    1,090    4,570    7,381      5,468     4,153
                                 -------  ------- --------    -------   -------
Pro forma net income...........  $ 1,634  $ 6,855 $ 11,072    $ 8,202   $ 6,229
                                 =======  ======= ========    =======   =======
Pro forma net income per common
 share.........................  $  0.09  $  0.38 $   0.61    $  0.45   $  0.33
                                 =======  ======= ========    =======   =======



  The accompanying notes are an integral part of these consolidated financial statements.

                              MASTECH CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                             (DOLLARS IN THOUSANDS)

                             COMMON STOCK                        CURRENCY       TOTAL
                         -------------------- PAID-IN RETAINED  TRANSLATION SHAREHOLDERS'
                           SHARES   PAR VALUE CAPITAL EARNINGS  ADJUSTMENT     EQUITY
Balance, December 31,
1992.................... 18,200,000   $182      $11   $  4,452     $(19)      $  4,626
  Net income............         --     --       --      2,724       --          2,724
  Dividends paid........         --     --       --     (1,500)      --         (1,500)
  Currency translation
  adjustment............         --     --       --         --      (20)           (20)
                         ----------   ----      ---   --------     ----       --------
Balance, December 31,
1993.................... 18,200,000    182       11      5,676      (39)         5,830
  Net income............         --     --       --     11,425       --         11,425
  Dividends paid........         --     --       --     (3,192)      --         (3,192)
  Currency translation
  adjustment............         --     --       --         --       38             38
                         ----------   ----      ---   --------     ----       --------
Balance, December 31,
1994.................... 18,200,000    182       11     13,909       (1)        14,101
  Net income............         --     --       --     18,453       --         18,453
  Dividends paid........         --     --       --    (16,987)      --        (16,987)
  Currency translation
  adjustment............         --     --       --         --       --             --
                         ----------   ----      ---   --------     ----       --------
Balance, December 31,
1995.................... 18,200,000    182       11     15,375       (1)        15,567
  Net income............         --     --       --     10,382       --         10,382
  Dividends paid........         --     --       --    (12,545)      --        (12,545)
  Currency translation
  adjustment............         --     --       --         --      (31)           (31)
                         ----------   ----      ---   --------     ----       --------
Balance, September 30,
1996.................... 18,200,000   $182      $11   $ 13,212     $(32)      $ 13,373
                         ==========   ====      ===   ========     ====       ========



  The accompanying notes are an integral part of these consolidated financial statements.

                              MASTECH CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                           NINE MONTHS ENDED
                              YEARS ENDED DECEMBER 31,       SEPTEMBER 30,
                              --------------------------  --------------------
                               1993     1994      1995       1995       1996
                                                          (UNAUDITED)
Cash was provided by (used
for)
Operations:
  Net income................. $ 2,724  $11,425  $ 18,453    $13,670   $ 10,382
  Adjustments to reconcile
   net income to cash
   provided by operations:
    Depreciation.............      93      131       164        109        167
    Provision for
     uncollectible accounts..      --      150       302        276        474
    Minority interest........      29      (26)       27         38          9
  Working capital items:
    Accounts receivable......  (4,250)  (8,402)   (3,845)    (3,884)    (3,150)
    Advances.................    (155)    (679)        6         60       (697)
    Prepaid and other
     expenses................     (24)       4      (358)      (256)       240
    Accounts payable.........     840      685      (670)        75      1,880
    Accrued and other current
     liabilities.............   4,694    1,274     2,118      2,237        534
                              -------  -------  --------    -------   --------
      Total provided by
       operations............   3,951    4,562    16,197     12,325      9,839
                              -------  -------  --------    -------   --------
Investing activities:
  Additions to equipment and
   leasehold improvements....     (98)    (163)     (363)      (237)      (569)
  Change in other assets.....      46       (4)       --         --         --
                              -------  -------  --------    -------   --------
      Total used for
       investing activities..     (52)    (167)     (363)      (237)      (569)
                              -------  -------  --------    -------   --------
Financing activities:
  Net change in revolving
   credit facility...........      --       --        --         --      1,000
  Dividends paid.............  (1,500)  (3,192)  (16,987)   (14,256)   (12,545)
                              -------  -------  --------    -------   --------
      Total used for
       financing activities..  (1,500)  (3,192)  (16,987)   (14,256)   (11,545)
                              -------  -------  --------    -------   --------
Effect of currency
translation on cash..........      (1)      --        --         (2)        (4)
Net increase (decrease) in
cash.........................   2,398    1,203    (1,153)    (2,170)    (2,279)
Cash, beginning of period....     499    2,897     4,100      4,100      2,947
                              -------  -------  --------    -------   --------
Cash, end of period.......... $ 2,897  $ 4,100  $  2,947    $ 1,930   $    668
                              =======  =======  ========    =======   ========
Supplemental data:
  Cash payments for interest.     $12      $10        $3         $3        $58

  The accompanying notes are an integral part of these consolidated financial statements.

                              MASTECH CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

  (ALL INFORMATION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 IS UNAUDITED)

1.OPERATIONS:

  Mastech Corporation ("Mastech" or the "Company") is a worldwide provider of IT services to large organizations. Mastech provides its clients with a single source for a broad range of applications solutions and services, including client/server design and development, conversion/migration services, Year 2000 services, ERP package implementation services and maintenance outsourcing. These services are provided in a variety of computing environments and use leading technologies, including client/server architectures, object-oriented programming, distributed databases and the latest networking and communications technologies.

  All of the Company's outstanding common stock is owned directly or indirectly by the Company's Chairman and its President. Effective with or immediately prior to the initial public offering of the Company's common stock, SWAT Systems Corporation, a company 100% owned by Mastech's shareholders, will be merged into Mastech. SWAT Systems Corporation holds a 79% interest in Scott Systems Private Ltd., an Indian Corporation. The Company remits fees for consulting and recruiting services provided by Scott. The accompanying Consolidated Financial Statements present the financial position, results of operations and cash flows of the Company and the aforementioned entities as if they had been combined from inception in a manner similar to a pooling of interests.

  The Risk Factors on pages 6 to 12 of this registration statement are incorporated herein by reference.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  The accompanying Consolidated Financial Statements reflect the application of the following significant accounting policies:

 Principles of Consolidation

  The Consolidated Financial Statements include the accounts of the Company and its majority-owned subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

 Revenue Recognition

  The Company recognizes revenue on time-and-materials contracts as the services are performed for clients. Revenues on fixed-price contracts are recognized using the percentage of completion method. Percentage of completion is determined by relating the actual cost of work performed to date to the estimated total cost for each contract. If the estimate indicates a loss on a particular contract, a provision is made for the entire estimated loss without reference to the percentage of completion.

 Depreciation

  The Company provides for depreciation using the straight-line method in amounts which allocate the costs of equipment over their estimated useful lives of five to seven years, and leasehold improvements over the shorter of the life of the improvement or of the underlying lease term.

 Currency Translation Adjustment

  The financial statements of foreign subsidiaries are translated using the exchange rate in effect at year-end for balance sheet accounts and the average exchange rate in effect during the year for income and expense accounts. Translation gains and losses are excluded from the consolidated income statements and are instead reported as the currency translation adjustment component of shareholders' equity.

                              MASTECH CORPORATION

  The functional currency of international offices and foreign subsidiaries is the currency of the country in which the office or subsidiary is located. Revenues of the Company are billed in the currency of the country in which the customer is located. Translation gains and losses arising from differences between the functional and billing currencies are recognized in the consolidated income statements.

 Income Taxes

  The Company has elected Subchapter S Corporation status for income tax purposes. Accordingly, the income of the Company is reported on the individual income tax returns of its shareholders. Certain events, including the public offering of the Company's Common Stock, will automatically terminate its S Corporation status, thereby subjecting future income to federal and state income taxes at the corporate level. Due to temporary differences in recognition of revenue and expenses, income for financial reporting purposes has exceeded income for income tax purposes. Accordingly, the application of the provisions of SFAS No. 109, "Accounting for Income Taxes" will result in the recognition of deferred tax liabilities (and a corresponding one-time charge to expense) in the period in which the initial public offering occurs. If the S Corporation status had been terminated as of September 30, 1996, this liability would have been approximately $4.7 million.

  In the recent past, the government of India has provided incentives, in the form of tax holidays, to encourage foreign investment. No tax holidays have been granted to the Company as of September 30, 1996.

 Use of Estimates in the Preparation of Financial Statements

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Through April 30, 1996, the Company provided for group medical costs through self-insurance programs. The amounts charged to expense for group medical claims were approximately $498,000, $1,195,000, $2,005,000, $1,307,000 and
$699,000 for the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996, respectively. Estimated claims incurred but not reported were $195,000, $500,000 and $400,000 as of December 1994 and 1995 and September 30, 1996, respectively, and are included in other accrued liabilities in the accompanying consolidated balance sheets. As of April 30, 1996, the Company had stop/loss insurance coverage related to these programs. Effective May 1, 1996, the Company maintains coverage through a fully insured premium based plan.

 Financial Instruments

  The fair values and carrying amounts of the Company's financial instruments, primarily accounts receivable and payable, are approximately equivalent. The financial instruments are classified as current and will be liquidated within the next operating cycle.

 Accounting for Stock-Based Compensation

  Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, was issued in October 1995. The Company will be required to adopt the new standard no later than fiscal 1996, although early adoption is permitted. This standard establishes the fair value based method (the "FAS 123 Method") rather than the intrinsic value based method as the preferred accounting methodology for stock-based compensation arrangements. Entities are allowed to: (i) continue to use the intrinsic value based methodology in their basic financial statements and provide in the footnotes pro forma net income and earnings per share information as if the FAS 123 Method had been adopted; or (ii) adopt the FAS 123 Method. The Company plans to adopt this statement by providing the required pro forma disclosures in the footnotes, if applicable.

                              MASTECH CORPORATION

 Reclassifications

  Certain prior-year balances have been reclassified to conform to the current period presentation.

3.REVOLVING CREDIT FACILITY:

  The Company has available borrowings under a revolving credit facility with a bank. Borrowings under this arrangement are unsecured, are limited to $15,000,000, bear interest at LIBOR as defined, plus 1 1/2% (7.50%, 7.22% and 6.90% at December 31, 1994 and 1995 and September 30, 1996, respectively) or the prime rate (8.50%, 8.50% and 8.25% at December 31, 1994 and 1995 and September 30, 1996, respectively) and are payable upon demand. There were no borrowings under this arrangement during the year ended December 31, 1995. Borrowings of $1,000,000, with interest at 8.25%, were outstanding as of September 30, 1996. Average outstanding borrowings under this arrangement were $141,781, $185,385 and $1,254,745 for the years ended December 31, 1993 and
1994 and the nine months ended September 30, 1996, respectively.

4.RELATED PARTY TRANSACTIONS:

  The shareholders lease residential properties to the Company under lease agreements which extend through 1996. Payments in accordance with these arrangements were approximately $36,000, $36,000, $36,000, $27,000 and $9,000 for the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996, respectively. The Company terminated these leases in the second quarter of 1996.

  The Company remits fees for software consulting services provided by affiliated entities in which the Company's shareholders own a majority interest. Fees for these services were approximately $-0-, $153,000, $205,000, $-0- and $735,000 for the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996, respectively.

  The terms of related party transactions are determined by periodic negotiations. The above transactions were at prices and terms believed to be equivalent to those available from unrelated parties.

  The Company has loans outstanding from the Company's shareholders of $16,000 as of December 31, 1994 and 1995 and September 30, 1996. These loans are included in accounts payable to affiliates in the consolidated balance sheets.

5.COMMITMENTS AND CONTINGENCIES:

  The Company rents certain office facilities and equipment under noncancelable operating leases which provide for the following future minimum rental payments as of September 30, 1996:

       PERIOD ENDING DECEMBER 31                                      AMOUNT
                  1996                                              $  171,000
                  1997                                                 500,000
                  1998                                                 447,000
                  1999                                                 408,000
                  2000                                                 165,000
               Thereafter                                                   --
                                                                    ----------
                 Total                                              $1,691,000
                                                                    ==========

  Rental expense was approximately $151,000, $179,000, $301,000, $209,000 and
$558,000 for the years ended December 31, 1993, 1994 and 1995 and the nine months ended September 30, 1995 and 1996, respectively.

  The Company has employment agreements with ten of its officers which provide for specified minimum salaries and bonuses based upon the Company's performance.

                              MASTECH CORPORATION

6.REVENUE AGENT ASSESSMENT:

  During 1993, the Internal Revenue Service completed an employment tax review resulting in the assessment of withholding taxes on certain employee expenses paid by Mastech which were determined by the Internal Revenue Service to represent compensation.

  The Revenue Agent Review assessment (the "Assessment") was approximately $2.9 million, representing federal income tax, federal unemployment tax and FICA due on employee earnings for fiscal years 1991 and 1992 and taxes that would have been withheld on 1993 compensation. This Assessment is included in selling, general and administrative expenses in the accompanying 1993 consolidated income statement. The Assessment was paid in full in 1994. No interest or penalties were assessed.

7.MAJOR CLIENTS AND CONCENTRATION OF CREDIT:

  One client accounted for 10% of revenues in 1993. No single client accounted for more than 10% of revenues in 1994, 1995 and the nine months ended September 30, 1996.

  The Company grants credit to clients based upon management's assessment of their creditworthiness. Substantially all of the Company's revenues (and the resulting accounts receivable) are from large companies, major systems integrators and governmental agencies.

  The allowance for uncollectible accounts was approximately $300,000, $500,000 and $850,000 as of December 31, 1994 and 1995 and September 30, 1996,
respectively.

8.EMPLOYEE BENEFIT PLANS:

  The Company adopted a 401(k) benefit plan effective January 1, 1995. Eligible employees, as defined in the plan, may contribute up to 15% of eligible compensation, as defined.

9.SUBSEQUENT EVENTS:

  In connection with the proposed initial public offering by the Company, subsequent to September 30, 1996, the following transactions are anticipated to occur:

  (i) merger of SWAT Systems Corporation into the Company as described in
      Note 1;

  (ii) termination of the Company's S Corporation status as described in Note
       2. In connection with the termination of S Corporation status the Company will be required to record a deferred tax liability with a corresponding one-time tax provision in accordance with SFAS No. 109;

  (iii) Mastech Systems Corporation, which is the entity through which the business of the Company has been conducted since its inception in July 1986, will become an indirect, wholly-owned subsidiary of the Company, which is a newly-formed Pennsylvania corporation;

  (iv) a 72.8-for-1 stock split effected as a stock dividend;

  (v) an increase in the authorized capital stock to 100,000,000 shares of Common Stock and 20,000,000 shares of Preferred Stock; and

  (vi) issuance, immediately following the initial public offering, of 54,600 shares of restricted Common Stock under an employment agreement. In connection with this issuance, the Company will incur an expense of $819,000 in the period in which the closing of this offering occurs.

  Accordingly, the Company's shareholders' equity accounts and the number of shares in the accompanying Consolidated Financial Statements have been retroactively restated to give effect to the stock split and increase in authorized capital stock.

                              MASTECH CORPORATION

10.PRO FORMA INFORMATION (UNAUDITED):

  The pro forma consolidated balance sheet as of September 30, 1996 reflects an anticipated S Corporation dividend, estimated to be approximately $4.0 million, and the recording of a deferred tax liability as discussed in Note 2.

  The pro forma adjustments for income taxes included in the accompanying consolidated income statements are based upon the statutory rates in effect for C Corporations during the periods presented. Pro forma earnings per share were calculated by dividing pro forma net income by the weighted average shares outstanding for each period. The weighted average outstanding shares used to calculate the pro forma earnings per share reflect 54,600 shares of Common Stock to be issued upon completion of the Company's initial public offering as discussed in Note 9. The weighted average outstanding shares used to calculate pro forma earnings per share for the nine months ended September 30, 1996 also reflects 410,867 common shares, representing the number of shares which, when multiplied by the offering price, would have been sufficient to replace the capital in excess of earnings withdrawn as dividends (including the anticipated S Corporation dividend discussed above) during the period.

11.QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

                                                     THREE MONTHS ENDED
                                            ------------------------------------
                                            MAR. 31, JUNE 30, SEPT. 30, DEC. 31,
                                             (DOLLARS IN THOUSANDS, EXCEPT PER
                                                        SHARE DATA)
1995
  Net sales................................ $24,107  $25,153   $26,896  $27,520
  Gross profit.............................   7,209    7,661     7,578    8,712
  Income from operations...................   4,528    4,691     4,361    4,737
  Net income............................... $ 4,563  $ 4,723   $ 4,384  $ 4,783
                                            =======  =======   =======  =======
  Pro forma net income..................... $ 2,738  $ 2,834   $ 2,630  $ 2,870
                                            =======  =======   =======  =======
  Pro forma net income per share........... $  0.15  $  0.16   $  0.14  $  0.16
                                            =======  =======   =======  =======
1996
  Net sales................................ $28,595  $30,804   $30,937
  Gross profit.............................   7,928    8,933     7,703
  Income from operations...................   3,326    4,312     2,751
  Net income............................... $ 3,346  $ 4,342   $ 2,694
                                            =======  =======   =======
  Pro forma net income..................... $ 2,008  $ 2,605   $ 1,616
                                            =======  =======   =======
  Pro forma net income per share........... $  0.11  $  0.14   $  0.09
                                            =======  =======   =======

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDER-WRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITA-TION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OF-FER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PRO-SPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE IN-FORMATION CONTAINED HEREIN IS CORRECT AS OF ANYTIME SUBSEQUENT TO ITS DATE.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
Prospectus Summary........................................................   3
Risk Factors..............................................................   6
The Company...............................................................  12
Use of Proceeds...........................................................  13
S Corporation Dividend....................................................  13
Dividend Policy...........................................................  13
Capitalization............................................................  14
Dilution..................................................................  15
Selected Financial Data...................................................  16
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................  17
Business..................................................................  22
Management................................................................  33
Certain Transactions......................................................  38
Principal and Selling Shareholders........................................  40
Description of Capital Stock..............................................  41
Shares Eligible for Future Sale...........................................  44
Underwriting..............................................................  46
Legal Matters.............................................................  47
Experts...................................................................  47
Additional Information....................................................  47
Glossary..................................................................  48
Index to Consolidated Financial Statements................................  F-1

                               ----------------

  UNTIL      , 1997 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPAT-ING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                               4,800,000 SHARES

                           [LOGO OF MASTECH COMPANY]

                                 COMMON STOCK


                               ----------------

                                  PROSPECTUS

                               ----------------


                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                                COWEN & COMPANY
                             MONTGOMERY SECURITIES
                                 PARKER/HUNTER
                                 INCORPORATED

                                        , 1996

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The estimated expenses to be incurred in connection with the offering described in this Registration Statement are:

    Securities and Exchange Commission registration fee............. $   34,569
    NASD filing fee.................................................     11,908
    Nasdaq listing fee..............................................     49,000
    Printing and engraving expenses.................................    350,000
    Legal fees and expenses.........................................    300,000
    Accounting fees and expenses....................................    200,000
    Blue Sky fees and expenses (including legal fees)...............     10,000
    Transfer agent and registrar fees and expenses..................      5,000
    Miscellaneous...................................................     39,523
                                                                     ----------
      Total......................................................... $1,000,000
                                                                     ==========

  All of the above expenses will be paid by the Company.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Subchapter D of Chapter 17 of the Pennsylvania Business Corporation Law ("PBCL") provides in general that a corporation may indemnify any person, including its directors, officers and employees, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative (including actions by or in the right of the corporation) by reason of the fact that he or she is or was a representative of or serving at the request of the corporation, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action or proceeding if he or she is determined by the board or directors, or in certain circumstances by independent legal counsel or the shareholders, to have acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal proceeding, had no reason believe his or her conduct was unlawful. In the case of actions by or in the right of the corporation, indemnification is not permitted in respect of any claim, issue or matter as to which the person has been adjudged to be liable to the corporation except to the extent a court determines that the person is fairly and reasonably entitled to indemnification. In any case, to the extent that the person has been successful on the merits or otherwise in defense of any claim, issue or matter, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith. Subchapter D of Chapter 17 also provides that the indemnification permitted or required thereby is not exclusive of any other rights to which a person seeking indemnification may be entitled.

  Article 10 of the Company's Articles of Incorporation provides that the Company shall indemnify and hold harmless to the full extent not prohibited by law, as the same exists or may be amended, interpreted or implemented (but, in the case of any amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the Company is permitted to provide prior to such amendment), each person who was or is made a party or is threatened to be made a party to or is otherwise involved in (as witness or otherwise) any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative or investigative and whether or not by or in the right of the Company or otherwise (hereinafter, a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the heir, executor or administrator, is or was a director or executive officer of the Company or is or was serving at the request of the Company as a director, officer or trustee of another corporation or of a partnership, joint venture, trust or other enterprise (including without limitation service with respect to employee benefit plans), or where the basis of such proceeding is any alleged action or failure to take any action by such person while acting in an official capacity as a director or executive officer of the Company, or in any other capacity on behalf of the Company while such person is or was serving as a director or executive officer of the Company, against all expenses, liability and loss, including but not limited to attorney's fees, judgments, fines, excise taxes or penalties and amounts paid or to be paid in settlement (whether with or without court approval), actually and reasonably incurred or paid by such person in connection therewith. The right to indemnification is a contract right and includes the right to be paid by the Company the expenses incurred in defending any such proceeding (or part thereof) or in enforcing his or her rights to indemnification in advance of the final disposition thereof promptly after receipt by the Company of a request therefor stating in reasonable detail the expenses incurred; provided, however, that to the extent required by law, the payment of such expenses incurred by a director or executive officer of the Company in advance of the final disposition of a proceeding shall be made only upon receipt of an undertaking, by or on behalf of such person, to repay all amounts so advanced if and to the extent it shall ultimately be determined by a court that he or she is not entitled to be indemnified by the Company.

  The Company has entered into employment agreements with Sunil Wadhwani and Ashok Trivedi, Co-Chairman and Chief Executive Officer and Co-Chairman and President, respectively, which entitle them to be indemnified in their capacities as directors, officers and controlling shareholders of the Company to the full extent not prohibited by law. The Company also has entered into a Shareholders Agreement with Messrs. Wadhwani and Trivedi pursuant to which the Company agrees to indemnify them against certain liabilities, including liabilities under the securities laws, that they may incur in connection with the offering contemplated by the Registration Statement and any offering effected pursuant to their registration rights under the Shareholders Agreement.

  The Articles of the Company also provide pursuant to Section 1713 of the PBCL that a director of Mastech shall not be personally liable for monetary damages as such for any action taken, or any failure to take any action, unless: (1) the director has breached or failed to perform the duties of his/her office under Section 1712 of the PBCL (relating to standard of conduct and justifiable reliance); and (2) the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. This limitation on the personal liability of directors of Company does not apply to: (1) the responsibility or liability of a director pursuant to any criminal statute; or
(2) the liability of a director for the payment of taxes pursuant to local, state or Federal law.

  The Company also intends to purchase insurance insuring its directors and officers against certain liabilities which they might incur as directors or officers of the Company or of any other organization which they serve at its request, including certain liabilities under the Securities Act.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  In the three years preceding the filing of this registration statement, the Company has issued the following securities that were not registered under the Securities Act:

  1. In November 1996, the Company issued 250,000 shares of Common Stock to the shareholders of the Company referenced in the within prospectus in connection with the initial capitalization of the Company. The total consideration for such shares was $2,500.

  2. In October 1996, Mastech Systems Corporation entered into an agreement, as amended in November 1996 to be applicable to the Company, pursuant to which it agreed to compensate one of its executive officers in the form of an issuance of restricted stock of the Company which vests over a period of two years. In addition, pursuant to this agreement the executive may elect to receive certain compensation for past services in the form of cash or shares, the payment of which shall be made promptly following the closing of this offering.

  3. A 72.8-for-1 stock split of the Common Stock to be effective prior to the closing of the offering.

  The sale and issuance of the shares were exempt from registration by virtue of Sections 3(a), 3(b) and 4(2) of the Securities Act and in reliance upon Rule 701 promulgated thereunder.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (A) EXHIBITS: UNLESS OTHERWISE INDICATED, ALL EXHIBITS WERE FILED WITH THE REGISTRATION STATEMENT ON FORM S-1 DATED OCTOBER 15, 1996.

 EXHIBIT NO.     DESCRIPTION
    1.1       -- Form of Underwriting Agreement.
    3.1       -- Articles of Incorporation of the Company.
    3.2       -- Bylaws of the Company.
    4.1       -- Specimen stock certificate representing the Common Stock.
    5.1       -- Opinion of Buchanan Ingersoll Professional Corporation.
   10.1       -- Form of Employment Agreement by and between the Company and
                 Sunil Wadhwani and Ashok Trivedi.
   10.2       -- 1996 Stock Incentive Plan.
   10.3       -- Agreement dated October 14, 1996 between Mastech Systems
                 Corporation (f/k/a Mastech Corporation) and Steven Shangold,
                 as amended by Addendum dated as of November 18, 1996.
   10.4*      -- Form of Employment Agreement by and between the Company and each of its Executive Officers.
   10.5*      -- Shareholders Agreement by and among the Company, Sunil
                 Wadhwani and Ashok Trivedi and the Joinder Agreement by
                 Grantor Retained Annuity Trusts established by Messrs.
                 Wadhwani and Trivedi.
   10.10      -- Lease Agreement dated January 16, 1995 by and between Mascot
                 Systems Private Limited and Messrs. Wadhwani and Trivedi for
                 real estate in Bangalore, India.
   10.11      -- Lease Agreement dated November 6, 1996 by and between Mascot
                 Systems Private Limited and Messrs. Wadhwani and Trivedi for
                 real estate in Bangalore, India.
   10.12      -- Lease Agreement dated April 1, 1996 by and between Scott
                 Systems Private Limited and Messrs. Wadhwani and Trivedi for
                 real estate in Bombay, India.
   10.13      -- Lease Agreement dated April 1, 1996 by and between Scott
                 Systems Private Limited and Sunil Wadhwani for real estate in
                 Bombay, India.
   10.14      -- Lease Agreement dated April 1, 1996 by and between Scott
                 Systems Private Limited and Ashok Trivedi for real estate in
                 Bombay, India.
   10.15      -- Stock Purchase Agreement by and between the Company and
                 Messrs. Wadhwani and Trivedi for their shares of Mascot
                 Systems Private Limited.
   10.16      -- Agreement and Plan of Merger by and between the Company and
                 SWAT Systems.
   10.17      -- Form of S Corporation Revocation, Tax Allocation and
                 Indemnification Agreement.
   10.18      -- Loan and Security Agreement dated July 1993 between the
                 Company and PNC Bank, as amended, by amendments dated August
                 1994, November 1994, June 1995 and June 1996.
   10.19      -- Sublease Agreement dated February 10, 1995 by and between
                 Westinghouse Electric Corporation and the Company for the
                 Company's Oakdale, PA headquarters, as amended by amendment dated March 20, 1996.
   10.20      -- Form of Shareholders Agreement by and among the Company, Sunil
                 Wadhwani and Ashok Trivedi.
   10.21*     -- Form of Capital Contribution Agreement by and among the
                 Company, Sunil Wadhwani, Ashok Trivedi and their respective family trusts.


 11.1*   -- Statement regarding computation of pro forma net income per share.
 23.1*   -- Consent of Arthur Andersen LLP.
 23.2    -- Consent of Buchanan Ingersoll Professional Corporation (included in
            Exhibit 5.1).
 24.1    -- Form of Power of Attorney executed by the persons named therein.
    27   -- Financial Data Schedule.

---------------------
*Filed herewith.

  (B) FINANCIAL STATEMENTS SCHEDULES:

  The following financial statement schedule is included in Part II of this Registration Statement and should be read in conjunction with the Financial Statements and Notes thereto included elsewhere herein.

  II. VALUATION AND QUALIFYING ACCOUNTS

    All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes (1) to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser; (2) that for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 3 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Pittsburgh, Pennsylvania on December 16, 1996.

                                         MASTECH CORPORATION

                                                    /s/ Sunil Wadhwani
                                         By:
                                           ---------------------------------
                                                      Sunil Wadhwani
                                             Co-Chairman and Chief Executive
                                                         Officer

  Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

       SIGNATURE              TITLE(S)
                                                          )
                            Co-Chairman, Chief Executive  )
           *                 Officer  and Director        )
------------------------     (Principal Executive         )
     Sunil Wadhwani           Officer)                    )
                                                          )
           *                Co-Chairman, President and    )
------------------------      Director                    ) /s/ Sunil Wadhwani
     Ashok Trivedi                                        ) -------------------
                                                          )   *Sunil Wadhwani
           *                Vice President--Finance       ) For himself and as
------------------------      (Principal Accounting       )  attorney-in-fact.
     Michael Zugay             Officer and Principal      )
                               Financial Officer)         )   December 16, 1996
                                                          )

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                           ON SUPPLEMENTAL SCHEDULES

  We have audited in accordance with generally accepted auditing standards, the consolidated Financial Statements of Mastech Corporation and subsidiaries and have issued our report thereon dated October 31, 1996. Our audits were made for the purpose of forming an opinion on the basic Financial Statements taken as a whole. The schedule listed in the accompanying index is presented for purposes of complying with the Securities and Exchange Commission's rules and regulations and is not part of the basic Financial Statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic Financial Statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic Financial Statements taken as a whole.

                                                            Arthur Andersen LLP

Pittsburgh, Pennsylvania
October 31, 1996

                                                                     SCHEDULE II

                              MASTECH CORPORATION
                       VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                                                                                    DEDUCTIONS--
                                                                                       AMOUNTS
                                                              BALANCE AT CHARGED TO    DEEMED     BALANCE AT
                                                              BEGINNING  COSTS AND      TO BE       END OF
      PERIOD ENDED                   DESCRIPTION              OF PERIOD   EXPENSES  UNCOLLECTIBLE   PERIOD
December 31, 1993....... Allowance for uncollectible accounts    $283       $ --        $(133)       $150
December 31, 1994....... Allowance for uncollectible accounts     150        150           --         300
December 31, 1995....... Allowance for uncollectible accounts     300        302         (102)        500
September 30, 1996...... Allowance for uncollectible accounts     500        474         (124)        850


                                      S-2